Exhibit 99.2

SHARE OFFERING PROSPECTUS

LATAM AIRLINES GROUP S.A.

SECURITIES REGISTER Nº 306

1.	GENERAL INFORMATION

1.1	Underwriters who participated in preparation of this prospectus: JP Morgan Corredores de Bolsa SpA, BTG Pactual Chile S.A. Corredores de Bolsa and IM Trust S.A. Corredores de Bolsa.

1.2.	Disclaimer: CHILE’S SECURITIES AND INSURANCE SUPERINTENDENCY (SVS) DOES NOT EXPRESS AN OPINION ON THE QUALITY OF THE SECURITIES OFFERED AS AN INVESTMENT. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS THE EXCLUSIVE RESPONSIBILITY OF THE ISSUER AND THE UNDERWRITER(S) WHO HAVE PARTICIPATED IN ITS PREPARATION.

1.3	Market on which the shares will be traded: The shares will be traded on the general market.

2.	IDENTIFICATION OF ISSUER AND OFFERING

2.1	Date of prospectus: October 2013.

2.2	Identification:

(a)	Name or legal name: LATAM Airlines Group S.A. (henceforward “LATAM” or the “Company”)

(b)	Commercial names: “LATAM Airlines”, “LATAM Airlines Group”, “LATAM Group”, “LAN Airlines”, “LAN Group” and/or “LAN”

(c)	Chilean Tax N° (RUT): 89.862.200-2

(d)	Address of main office: Avda. Presidente Riesco 5711, 19th floor, Las Condes, Santiago

(e)	Telephone: (56-2) 2565 2525

(f)	Fax: (56) (2) 2565 8764

(g)	E-mail: investor.relations@lan.com

(h)	Website: www.latamairlinesgroup.net.

2.3	N° and date of inscription of offering: Pending.

3.	BACKGROUND ON THE COMPANY

3.1	History, activities and businesses:

LATAM Airlines Group S.A. was initially established as a limited liability company by public deed of December 30, 1983 issued by Public Notary Eduardo Avello Arellano, an extract of which was recorded in Folio 20,341 Nº 11,248 of 1983 of the Santiago Business Register and published in the Diario Oficial (Official Gazette) of December 31, 1983.

By public deed of August 20, 1985 issued by Public Notary Miguel Garay Figueroa, the company became a joint stock company under the name of Línea Aérea Nacional de Chile S.A. (now LATAM Airlines Group S.A.). As regards aeronautic and radio communication concessions, traffic rights and other administrative concessions, this company was expressly designated by Law N° 18.400 as the legal sucessor of the state company created in 1929.

The Extraordinary Shareholders’ Meeting of Lan Chile S.A. held on July 23, 2004 agreed to change the company’s name to “Lan Airlines S.A.”. An extract of the public deed corresponding to the Meeting’s minutes was recorded on the Business Register of the Real Estate Registry Office in Folio 25,128 Nº 18,764 of 2004 and was published in the Official Gazette of August 21, 2004. The change of name came into force on September 8, 2004.

In early 2010, the Piñera Group (formed by Mr. Sebastián Piñera Echenique and certain members of his family) which, as of December 31, 2009, held 26.3% of the common voting shares, began to sell its stake in the Company after Mr. Sebastián Piñera was elected as Chile’s new president. On March 9, 2010, the Cueto Group acquired an 8.6% stake in the Company from the Piñera Group. As a result of this transaction, the shareholders’ agreement between these two groups was terminated. In addition, the Piñera Group sold 9.8% of the Company through two auctions on the Santiago Stock Exchange on February 25 and March 25, 2010. Finally, on March 4, 2010, the Piñera Group signed an agreement to sell a further 8.0% of the Company to Bethia S.A. and, as a result, the Cueto Group became the Company’s controlling shareholder.

On December 21, 2011, the Company held an Extraordinary Shareholders’ Meeting, called by its Board of Directors on November 11, 2011, at which, among other matters, the shareholders approved the following:

(a)	the Company’s merger with Sister Holdco S.A. and Holdco II S.A. (the “Absorbed Companies”) which had been created specially for the purpose of the association between the Company and TAM;

(b)	the change of the Company’s name from LAN Airlines S.A. to LATAM Airlines Group S.A.;

(c)	a capital increase of US$1,465.372,970.09 through the issuance of 147,355,882 common shares without nominal value, comprising:

(i)	US$1,417,639,617.60 through the issuance of 142,555,882 shares to be exchanged for the shares of the Absorbed Companies for the purpose of the proposed Merger at a rate of 0.9 new shares in the Company for each wholly subscribed and paid up share in each of the Absorbed Companies belonging to shareholders other than the Company, with any shares held by the Company in the Absorbed Companies at the time of implementing the Merger being declared without effect; and

(ii)	US$47,733,352.49 through the issuance of 4,800,000 shares to be allocated to compensation plans for employees of the Company and its subsidiaries in accordance with Article 24 of Chile’s Corporations Law.

The implementation of the agreements described above was subject to the satisfaction of the conditions established by the same Extraordinary Shareholders’ Meeting.

An extract of the public deed corresponding to the Meeting’s minutes was recorded on the Business Register of the Real Estate Registry Office at Folio 4,238 N° 2,921 of 2012 and was published in the Official Gazette of January 14, 2012.

On May 10, 2012, the Company and Holdco II launched the exchange offer for TAM shares. On June 22, 2012, once the conditions for declaring the exchange offer successful had been met and 95.9% of the total TAM shares in circulation had been received, the Company and the Absorbed Companies issued the public deed corresponding to the implementation of the Merger through which the exchange of shares in the Absorbed Companies for shares in the Company took place at the rate indicated above. On the same date, the change of the Company’s name to “LATAM Airlines Group S.A.” became effective.

LATAM includes LAN Airlines and its subsidiaries in Peru, Argentina, Colombia and Ecuador and LAN CARGO and its subsidiaries as well as TAM and its subsidiary TAM Linhas Aéreas S.A., including its TAM Transportes Aéreos del Mercosur, TAM Airlines (Paraguay) and Multiplus business units. This association has created one of the world’s largest airline groups in terms of network of connections, offering passenger services to 135 destinations in 22 countries and cargo services to 144 destinations in 27 countries with a fleet of 336 aircraft. As of June 30, 2013, LATAM had a total of more than 54,000 employees and its shares are traded on the Santiago Stock Exchange, on the New York Stock Exchange as ADRs and on the São Paulo Stock Exchange as BDRs.

History of LAN and TAM:

LAN

1929 Línea Aérea Nacional de Chile (LAN) founded by Comandante Arturo Merino Benítez

1946 First international flight: Santiago-Buenos Aires

1956 Start of services to Lima

1958 Start of services to Miami

1970 LAN begins flights to Europe

1983 Línea Aérea Nacional-Chile Limitada founded through the Economic Development Agency (CORFO)

1985 LAN becomes a joint stock company

1989 Start of privatization process: the Chilean government sells a 51% stake to local investors and Scandinavian Airlines System (SAS)

1994 Privatization process completed with the acquisition of a 98.7% stake by its current controllers and other shareholders

1997 LAN lists on the New York Stock Exchange, becoming the first Latin American airline to trade ADRs on this important market

1999 LAN’s expansion begins: start of operations of LAN Perú

2000 LAN joins the oneworld alliance

2001 Alliance with Iberia and inauguration of Miami cargo terminal

2002 Alliance with Qantas and Lufthansa Cargo

2003 LAN continues its expansion plan: start of operations of LAN Ecuador

2004 Launch of new corporate image as LAN Airlines S.A.

2005 Further step in LAN’s regional expansion plan: start of operations of LAN Argentina

2006 Launch of new Premium Business Class

2007 Implementation of low-cost model in domestic markets; capital increase of US$320 million

2008 Completion of renewal of short-haul fleet with aircraft from the Airbus A320 family

2009 Start of cargo operations in Colombia and domestic passenger services in Ecuador

2010 Acquisition of Colombia’s Aires airline

2011 LAN and TAM sign binding agreements related to the merger of the two airlines

2012 LATAM AIRLINES GROUP is born as a result of the merger of LAN and TAM; placement of 2.9 million shares

TAM

1961 TAM-Taxi Aéreo Marília created by five charter flight pilots

1975 Foundation of TAM-Transportes Aéreos Regionais by Capitan Rolim Adolfo Amaro

1976 Launch of TAM services in Brazilian cities, especially Mato Grosso and São Paulo

1986 Acquisition by TAM of VOTEC-Brasil Central Linhas Aéreas, another regional airline operating in the north and center of the country

1990 Brasil Central renamed TAM-Transportes Aéreos Meridonais

1993 Launch by TAM of TAM Fidelidade, Brazil’s first frequent flyer program

1996 Acquisition by TAM of the Lapsa airline from the Paraguayan government and creation of TAM Mercosur; start of São Paulo-Asunción flights

1998 Arrival of first A330; first international flight from São Paulo to Miami

1999 Start of services to Europe through a code sharing agreement with Air France to Paris Charles de Gaulle

2001 Creation of the Technology Center and Service Academy in São Paulo

2004 Start of flights to Santiago; launch of new business class on flights to Paris and Miami

2005 TAM S.A. lists on the BOVESPA stock market; start of flights to New York and Buenos Aires

2006 TAM lists on the New York Stock Exchange; start of flights to London and, through its agreement with Air France, to Zurich and Geneva

2007 Start of flights to Milan and Córdoba; authorization from Brazil’s National Civil Aviation Agency (ANAC) to start flights to Madrid and Frankfurt

2008 TAM receives its first Boeing 777-300ER

2009 Launch of Multiplus Fidelidade; acquisition of Pantanal Linhas Aéreas

2010 TAM officially joins Star Alliance

2011 LAN and TAM sign binding agreements related to the merger of the two airlines

Our fleet

As of June 30, 2013, LATAM had a fleet of 336 aircraft, of which 325 were in operation. The fleet’s average age of 6.7 years positions it as one of the most modern in the industry. As of June 2013, LAN’s and TAM’s planes continued to operate under their respective brands but with a focus on the connectivity of their networks to the benefit of passenger and cargo clients.

For short-haul operations, the Company uses almost exclusively aircraft from the Airbus A320 family. The great flexibility afforded by their range and power allows the Company to serve its domestic and regional routes within South America efficiently. In the first half of 2013, 14 new aircraft from this family were incorporated and eight were taken out of service, giving LATAM a fleet of 218 planes from the Airbus A320 family. It is important to note that the homogeneity of LAN’s and TAM’s short-haul fleets is a key element in the process of integrating the businesses of the two airlines.

As of June 30, 2013, LAN Colombia had six Boeing 737-700s and nine Dash 8-200s, all of which were leased and some of which LAN received as a result of its acquisition of Colombia’s Aires airline (in November 2010). Over the medium term, they will gradually be taken out of service and mostly replaced by Airbus A320s.

LATAM’s strategic plan for the renewal of its short-haul fleet envisions the incorporation of larger models such as A320s and A321s whose greater passenger capacity will allow it to serve the densest routes efficiently and the growth of both domestic and regional markets. In the first half of 2013, LATAM Airlines Group had already received 13 new Airbus A320s and one Airbus A321 and returned two Airbus A319s and two older A320s.

In this same context, the withdrawal from service of the Airbus A318s, the smallest model in the Company’s A320 family fleet, will be completed in 2013 as well as the withdrawal of the Dash Q-400s, which are currently being checked prior to their return. During the first half of 2013, the Company already sold two of its Airbus A318s.

In the case of long-haul planes, one of the milestones of 2012 was the incorporation of the first three Boeing 787-8 Dreamliners out of a total order for 32 planes of this model which will arrive over the next eight years. As a result, LATAM became the first airline in the western world and only the fourth globally to take delivery of these latest-generation planes. Considered the new “ecological aircraft”, the B787 is between 12% and 15% more efficient in fuel consumption, representing an important competitive advantage in terms of costs as well as making a positive contribution to the environment by reducing the CO2 emissions of flights. During 2013, the Company expects to receive two more Dreamliners.

In the first half of 2013, the Company also incorporated four new Boeing 767-300s, all equipped with the new long-haul configuration, complying with the same standards established for the modern Boeing 787 Dreamliners, and, as of June 30, had 45 planes of this model. In 2013, two older planes of this model will be taken out of circulation, taking the Company’s fleet of these aircraft to 43 at the end of the year. It is important to note that, in 2012, the Company began to reconfigure the cabins of some of its Boeing 767s in order to optimize the distribution of passengers, improve the commercial mix on the short-haul routes for which these aircraft are used and provide passengers with a better travel experience.

As of June 2013, the Company’s fleet also included 27 planes of the Airbus A330 and A340 models, the latter of which it prefers for its ultra-long-haul routes.

LATAM’s future fleet plan envisions orders for around 170 planes, including the new Airbus A350s, the first of which is expected to be delivered in 2016. This plan represents a total investment of some US$11,600 million through to 2017.

In the case of Boeing 777s, of which the Company currently has eight and expects to receive a further two in 2013-2014, it has launched a process of cabin reevaluation so as to offer a homogenous product configured to service standards that are similar for both LAN and TAM.

As of June 2013, the Company’s cargo fleet comprised 12 Boeing 767Fs and four Boeing 777Fs, the latter of which are the most modern freighters of their type in the industry. One Boeing 767F will be taken out of service in 2013.

Fleet Chart

	Off balance	On balance	Total
Passenger Fleet
Dash 8-200	9	0	9
Dash 8-Q400	4	0	4
Boeing 737-700	6	0	6
Airbus A318-100	0	3	3
Airbus A319-100	16	39	55
Airbus A320-200	63	87	150
Airbus A321-200	1	9	10
Airbus A330-200	12	8	20
Boeing 767-300	8	37	45
Airbus A340-300/500	3	4	7
Boeing 777-300 ER	0	8	8
Boeing 787-8/9	0	3	3

TOTAL	122	198	320

Cargo Fleet
Boeing 777-200F	2	2	4
Boeing 767-300F	4	8	12

TOTAL	6	10	16

TOTAL FLEET	128	208	336

Maintenance

In the case of maintenance, one of the milestones of 2012 was the certification of TAM MRO - the Maintenance, Repair and Overhaul business unit of TAM S.A. - by Brazil’s National Civil Aviation Agency (ANAC) for the provision of aircraft maintenance services such as the installation and remodeling of engines, propellers and undercarriages and corrective measures. TAM MRO is authorized to service Airbus planes (A318/A319/A320/A321/A330), Boeing 767s, Fokker 100s and ATRs (ATR-42 and ATR-72) registered in Brazil.

The unit is currently working to expand its services to external clients. Its goal is to increase revenues from services to third parties by 20% each year through to 2016. At present, services to extend clients account for 18% of its total revenues and the aim is to reach over 40% by 2016.

Destinations

LATAM’s extensive network of passenger services includes 16 domestic destinations in Chile, 14 in Peru, 14 in Argentina, 5 in Ecuador, 20 in Colombia, 42 in Brazil, 11 in other Latin American and Caribbean countries, 5 in the United States, 5 in Europe and 3 in the South Pacific. In addition, LATAM offers services to international destinations through a number of code sharing agreements with other airlines. The Company provides cargo services to all its passenger destinations as well as a further 27 destinations to which it transports only cargo.

International Destinations

Domestic Destinations

Our People

The formation of LATAM is the fulfillment of a great dream and has been possible thanks to the effort and commitment of all its people.

2012 was the most significant year for all the Group’s employees who are the key to addressing the important challenges implicit in the integration of LAN and TAM, their growth and cross-cultural interchange.

For both airlines, the development of their people is fundamental for ensuring that their growth plans for the future also mean new opportunities for employees and, at the same time, boost economic development and employment in the countries served by the Group.

As of December 2012, LATAM had 53,599 employees of 57 different nationalities across the 20 countries where it has its own personnel. Out of this total, 23.4% were located in Chile, 53.1% in Brazil, 7.0% in Peru, 5.2% in Argentina, 3.9% in Colombia, 3.6% in Ecuador and 3.8% in other countries. Administration accounts for 8,980 employees, Maintenance for 6,932 and Operations for 18,138 while 10,164 correspond to Cabin Crew, 4,527 to Cockpit Crew and 4,858 to Sales.

In 2012, in line with its focus on the development of its people, 35,478 LATAM employees with a permanent contract, equivalent to 64% of the workforce, received a total of 1,567,604 hours of training.

A high-performance, committed and customer-focused team is a universal objective across LATAM. This is reflected in the joint work it has undertaken to bring into alignment certain policies and the modifications both companies have made to their organizational structures. At the end of this process, the areas of Human Resources, Cargo, International Business, Finance, Planning, Auditing and IT were working in an integrated way.

Work has also taken place to redesign both companies’ executive posts in order to ensure their equivalence. This is key for the formation and cohesion of LAN’s and TAM’s work teams.

To this end, the competencies required for all members of the organization were identified, creating the new Model of Competencies. Through the development of a series of methods and techniques to strengthen those skills that are key for achieving excellent performance, this helps to identify the training needs to be addressed by the Company.

The challenge of creating this group of airlines is rich in lessons and opportunities for all its people who are vital for the construction of this story which is only just beginning. At present, work is taking place to design a single model of culture for LATAM Airlines Group which will, without a doubt, be an important step in creating the identity of the new Company.

As of June 30, 2013, the Company had a total of 54,118 employees of whom 8,548 worked in Administration, 7,041 in Maintenance, 18,372 in Operations, 9,958 as Cabin Crew, 4,473 as Cockpit Crew and 5,726 in Sales. Out of this total, 22.9% were located in Chile, 54.3% in Brazil, 7.0% in Peru, 5.2% in Argentina, 3.6% in Colombia, 3.3% in Ecuador and 3.7% in other countries.

3.2	Industrial or Economic Sectors in which the Company operates

LATAM Airlines Group participates in the air transportation of passengers and cargo. In terms of size and coverage, it is Latin America’s leading operator, with a fleet of 336 aircraft and a network of 135 passenger destinations in 22 countries and 144 cargo destinations in 27 countries.

The region where the Company develops its businesses has experienced strong growth of passenger traffic in recent years, closely reflecting its countries’ GDP growth. It was, as a result, the region with the second highest growth in 2012 after the Middle East.

Growth of Passenger Traffic (RPKs), 2012

Despite strong traffic growth, penetration remains low in Latin America, with an average of less than one journey per capita per year as compared to three journeys in developed economies such as the United States or the United Kingdom.

Trips per capita, 2012 (domestic and international)

Source: IMF, World Bank.

Due to the high growth of traffic and GDP in Latin America, together with its still low penetration of air travel, important industry players, such as IATA, Airbus and Boeing, estimate that, over the next 20 years, the region will continue to grow ahead of the world average.

Estimates of Passenger Traffic Growth (RPKs), 2013-2032

Source: The Boeing Company.

In Latin America, LATAM Airlines Group is the largest airline in terms of revenues, passengers, fleet size and number of destinations. Its principal competitors in the region are Avianca-TACA, GOL and Copa.

Source: Companies’ quarterly results.

LATAM Airlines Group is the leading player in three of the six domestic markets in which it has operations and which together represent over 90% of total traffic in Latin America.

Source: Countries’ civil aviation authorities.

In addition to its leadership in the region, LATAM Airlines Group has, as a result of its merger, become one of the world’s largest airlines in terms of passengers and cargo transported.

Source: Companies’ annual results.

Glossary

•	ASK – a measure of passenger capacity

•	“Available Seat Kilometers”, seats available multiplied by kilometers flown.

•	ATK – a measure of cargo capacity

•	“Available Ton Kilometers”, cargo capacity available in tons multiplied by kilometers flown.

•	ASK equivalent – a measure of passenger and cargo capacity

•	Capacity available for the transport of passengers and tons of cargo multiplied by kilometers flown

•	“ATK” divided by 0.095 plus “ASK”.

•	RPK – a measure of passenger traffic

•	“Revenue Passenger Kilometers”, passengers transported multiplied by kilometers flown.

•	RTK – a measure of cargo traffic

•	“Revenue Ton Kilometers”, tons of cargo transported multiplied by kilometers flown.

•	RPK equivalent - a measure of passenger and cargo traffic

•	Passenger traffic and tons of cargo multiplied by kilometers flown

•	“RTK” divided by 0.095 plus “RPK”.

•	Passenger yield – a measure of unit passenger revenues

•	Passenger revenues divided by passenger RTKs or RPKs (in cents of the US dollar).

•	Cargo yield – a measure of unit cargo revenues

•	Cargo revenues divided by RTKs (in cents of the US dollar).

•	Load factor – a measure of utilization of the available capacity at the system, passenger and/or cargo levels.

•	System : “System RPK” divided by “System ASK”

•	Passengers : “RPK” divided by “ASK”

•	Cargo : “RTK” divided by “ATK”.

3.3	Business segments of the Company and its subsidiaries

LATAM Airlines Group has the following five business units:

I.	International passenger operations:

•	Long-haul international passenger operations

•	Regional passenger operations

II.	Domestic passenger operations in Brazil

III.	Domestic passenger operations in Spanish-speaking countries:

•	LAN Chile

•	LAN Perú

•	LAN Argentina

•	LAN Ecuador

•	LAN Colombia

IV.	Cargo operations

V.	Loyalty Programs.

I. International Passenger Operations

LATAM’s international passenger operations include both long-haul flights connecting South America with the rest of the world and regional flights within South America.

Following the integration of LAN and TAM as from the second half of 2012, their international operations were unified and placed under the management of LATAM. However, the two companies continue to operate their existing brands in parallel. The integration of this area of the business called for homogenization of the two companies’ rates and the implementation of a system of crossed sales of their flights as well as the introduction of code sharing on several international routes in order to capture connectivity synergies and offer clients more alternatives through a single network.

Long-haul international passenger operations

LATAM’s long-haul international passenger operations accounted for 35% of the total capacity offered by the Company in the first half of 2013.

With respect to these operations, the United States and Europe are the two most important markets and, therefore, strategic for LATAM. In the former, it serves five destinations - Miami, Orlando, New York, Los Angeles and San Francisco - and is the second largest operator in terms of capacity for the transport of passengers between South America and the United States, accounting for 25.5% of total capacity in the 12 months to June 2013, after American Airlines with 34.8% and followed by United Airlines and Delta Air Lines with 13% and 12%, respectively.

In the case of Europe, complementarity between the routes operated by LAN and TAM means that LATAM can now serve five cities, with a larger number of flights through the different connections permitted by its network. The destinations served are Madrid, Frankfurt, Paris, London and Milan and, in terms of capacity, the airline is positioned as the third largest operator between South America and Europe, accounting for 12.8% of total capacity after Air France-KLM with 22.1% and IAG with 21.6%.

In light of Europe’s weak economic situation in 2012, LATAM gave priority to the growth of its services to North America, inaugurating new routes, such as the Bogotá-Miami route which LAN Colombia began to operate in 2012, and adding flights to existing routes, principally from Lima and Santiago to the United States and Mexico, as well as increasing capacity through the use of larger planes such as the Boeing 777-300 on the São Paulo-Miami route instead of the Airbus A330.

In the first half of 2013, LATAM Airlines Group’s international passenger operations continued to be affected by increases in the capacity of international competitors with service to South America, particularly from the United States, as well as by the weakness of demand in European markets, which impacted unit revenues.

For 2013, LATAM Airlines Group maintains its plan to reduce the growth of capacity on international routes, especially some long-haul routes from Brazil and, specifically, flights from Río de Janeiro to Frankfurt, Paris and Orlando. At the same time, the Company is also improving the production and efficiency of its long-haul routes from Brazil by replacing Airbus A330s with Boeing 767s, configured with the Premium Business class which includes seats that recline 180 degrees.

Regional passenger operations

LATAM is the leading operator of regional services within South America, accounting for 47% of total capacity in the 12 months ended June 2013. In this market, its main competitors are Avianca-TACA and GOL with shares of 24% and 10%, respectively. These operations represented around 17% of the total capacity offered by the Company in the first half of 2013.

The new regional routes opened in 2012 included Bogotá-São Paulo, served by LAN Colombia with one flight per day using an Airbus A320, while TAM began to fly the Río de Janeiro-Montevideo and Río de Janeiro-Santiago routes, with one flight daily in both cases, and increased its flights on the São Paulo-Santiago and São Paulo-Montevideo routes to three per day. LAN also added more flights on the Santiago-Montevideo route, offering passengers a third daily non-stop flight between these two cities. Capacity on the Lima-São Paulo route also increased as a result of the connection of these two cities with an Airbus A330 instead of an Airbus A320, thereby boosting these two centers as a hub.

In all, considering comparable joint LAN and TAM statistics, LATAM’s international passenger operations - including regional and long-haul services - transported 13.4 million passengers in 2012 of whom 5.4 million flew international long-haul routes and 8.0 million regional routes. Considering both LAN’s and TAM’s international operations, consolidated passenger traffic grew by 7.2% in 2012 while capacity increased by 7.0%, giving a load factor of 82.0%.

In the first half of 2013, the capacity offered by LAN and TAM on international routes increased by 7.6% as compared to the same period in the previous year, while traffic was up by 3.5%, resulting in a decrease of 3.2 percentage points in load factor to 80.4%.

The fleet renewal plan of LATAM Airlines Group’s international business envisions the replacement of old planes with larger and more efficient latest-generation aircraft, including the incorporation of the Airbus A350 to replace the Airbus A330 and, on some routes, the use of the Boeing 787 to replace the Boeing 767.

In a bid to improve its passenger service system (PSS), which includes the booking system, inventories and control of departures, LAN switched these processes to SABRE. Some difficulties were experienced during the change, implemented in September 2012. However, for both the airline and its passengers, it will mean important improvements in the provision of these services and is expected to generate important cost savings in the coming years.

In addition to the numerous international destinations that LATAM serves directly, its clients have access to over 150 destinations around the world under the strategic alliances and commercial agreements that LAN and TAM have signed with other airline operators.

LAN continues to be a member of the oneworld alliance and TAM of Star Alliance. However, in compliance with a requirement imposed by Chile’s Tribunal for the Defense of Free Competition, the choice of oneworld as LATAM Airlines Group’s global passenger alliance was announced on March 7, 2013. On October 1, 2013, LAN Colombia officially joined oneworld while the Company confirmed that TAM will leave Star Alliance on March 30, 2014 and officially join oneworld on March 31, 2014.

In December 2012, TAM entered into a code sharing agreement with American Airlines, allowing it to increase and diversify options for flights to North America. This agreement was approved by Brazil’s anti-trust authority, the Superintendência-Geral do Conselho Administrativo de Defesa Econômica (CADE) in April 2013 as well as by the country’s National Civil Aviation Agency (ANAC) and came into force on August 15, 2013, allowing the two airlines to offer seats on certain flights operated by the other on a single ticket. Similarly, LAN Ecuador and LAN Colombia signed bilateral agreements with American Airlines in order to offer more alternatives for traveling to and within the United States and Canada and, at the same time, bring more tourists from these countries to Ecuador and Colombia, thereby boosting connectivity in the region.

LATAM anticipates that total capacity of its international passenger business will grow by between 2% and 4% in 2013.

II. Domestic Passenger Operations in Brazil

With a population of around 200 million, Brazil accounts for almost half of South America’s inhabitants, making it the region’s largest passenger market. Although 77.4 million people took domestic flights in 2012, the penetration of air travel is quite low, offering great potential for growth.

In Brazil, the Company serves 42 domestic destinations operated by TAM and, as of June 2013, had a modern fleet of 110 aircraft of the Airbus A320 family in operation for these services. In 2012, the Company carried 33.5 million domestic passengers and, as of the end of the year, had a 40.8% market share of traffic. Its main competitors are GOL, Azul and Avianca Brasil with market shares of 33.9%, 10.0% and 5.5%, respectively. In the first half of 2013, TAM had a market share of 40.3% of traffic in Brazil, followed by GOL, Azul and Avianca Brasil with 35.3%, 12.4% and 6.9%, respectively.

Despite the opportunities the Brazilian market offers for the development of air travel, it has been characterized in recent years by the strong growth of capacity. At the end of 2011, this began to be adjusted by the main operators.

In this context, TAM reduced its capacity in the domestic market by around 1.1% in 2012 while the industry’s total capacity, measured in ASKs, contracted by 7.4%. TAM’s restructuring process seeks to increase unit revenues on domestic operations through better passenger segmentation. This was reflected in a sharp increase in load factor from 68.8% in 2011 to 73.6% in 2012 and an average 77.8% in the second half of the year.

In the first half of 2013, TAM continued to progress in the transformation of its domestic passenger operations in Brazil, reducing its capacity measured in ASKs by 10.7% as compared to the first semester of 2012 and, together with market segmentation strategies and revenue management, this was reflected in an increase of 9.5 percentage points in load factor to 78.0%. This resulted in significant improvements in revenues per ASK measured in Brazilian reais. Results in US dollars were, however, affected by a 9.0% depreciation of the Brazilian real in the first half of the year as compared to the same period in 2012.

All the measures implemented by TAM put it in a better position to address the complex context that existed for its domestic operations in 2012 and the first half of 2013. As well as the deceleration of the Brazilian economy, this included the depreciation of the real which has a negative impact on results due to the high percentage of the company’s costs that are denominated in US dollars.

In the future, TAM will continue to reinforce the structural changes already beginning to be seen in Brazil’s domestic market in order to make them sustainable and permanent over time and establish solid foundations from which to take advantage of the growth potential offered by this market.

III. Domestic Passenger Operations in Spanish-Speaking Countries

LATAM Airlines Group also has domestic operations in five Spanish-speaking countries - Chile, Peru, Argentina, Ecuador and Colombia - which together account for around 40% of passenger traffic in Latin America and where the Company has experienced strong growth in recent years.

The solid growth of these operations continued in the first half of 2013, with passenger traffic increasing by 12.0% and load factor reaching 77.9%, up by 0.6 percentage points compared to the same period in 2012. Total passenger capacity measured in ASKs increased by 12.9%, principally reflecting expansions in Chile and Peru.

LAN Chile

In 2012, Chile experienced the region’s second highest rate of economic growth and this dynamism was reflected in strong and solid demand for domestic air travel. Demand has been further stimulated by the low-cost model that LAN introduced in Chile a few years ago and by mining development in the north of the country. The company took advantage of this favorable context to continue improving its service and maintain its position as the leading operator, with a 77.7% share of traffic.

From Chile, LAN operates an extensive network of international services, with flights to the rest of the region, Europe, the United States and Oceania, and, in the latter case, serves as the port of entry from South America.

In 2012, LAN carried 6.5 million passengers, up by 18% compared to 2011. Domestic passenger traffic within Chile, measured in RPKs, increased by 13.3% while capacity, measured in ASKs, increased by 15.9%, giving an average load factor on domestic passenger operations of 80.1%, down by 1.8 percentage points compared to the previous year.

This represents the continuation of the solid expansion of this market observed over the past five years, driven principally by the growing development of mining in northern Chile. Passenger traffic on flights to the north of the country has shown average annual 15% growth and, in 2012 alone, grew by 23%.

LAN serves 16 domestic destinations in Chile, integrating the north and south of the country as well as Easter Island. In October 2012, it incorporated the Island of Chiloé into its network, offering four flights per week from Santiago to Castro with a stopover in Puerto Montt, and is the first airline to fly to this destination. Through this new service, the company seeks to enhance connectivity for the Island’s inhabitants while, at the same time, promoting it as one of southern Chile’s most attractive areas for tourism.

As of June 30, 2013, the Company’s domestic operations had a modern fleet of 27 aircraft from the Airbus A320 family, with between 126 and 174 seats, designed using the latest technology. The fleet plan for 2013 envisages the withdrawal from service of the 126-seat A318s and their replacement by planes with a greater capacity in order to optimize operations and improve the offer of services.

The main competitors of LAN in Chile are Sky Airline and Principal Airlines which have a market share of 18.4% and 3.0%, respectively. In 2012, a new player, the Sinami airline, entered the domestic market. Formed by the Union of Industrial Assembly Workers (SINAMI) together with Servicios Aéreos Río Baker, it has focused its operations in the mining regions of northern Chile.

In the first half of 2013, LAN increased its capacity on domestic routes in Chile by 18.5% and this represented 6.9% of total capacity in the period.

LAN Perú

Thanks to the dynamism of the Peruvian economy, this country’s domestic airline industry has been growing at an annual rate of over 18% in past four years, registering the region’s highest rate of expansion in terms of the number of domestic passengers transported. This trend persisted in 2012 when Peru experienced the region’s highest growth which was reflected in an 8% annual increase in the industry’s capacity measured in ASKs, driven both by LAN Perú and other airlines.

At the same time, Lima has emerged as an important hub for LATAM Airlines Group’s regional and international operations, with flights to the rest of South America, Europe and the United States.

Although the increase in LAN Perú‘s capacity was slightly below that of its competitors in 2012, the company was more successful in stimulating demand and saw an 18% increase in passenger traffic measured in RPKs. As a result, it closed the year with a market share of 62.2% on domestic routes and carried 4.5 million passengers, up by 14.2% on the previous year. This gave it an average load factor of 81.0%, up by three percentage points on the previous year and above the average for the industry internationally.

In the first half of 2013, LAN Perú increased capacity on its domestic routes by 16.4% and this represented 3.3% of total capacity in the semester.

LAN Perú currently serves 14 domestic destinations, operating up to 110 flights per day with a modern fleet of 17 aircraft from the Airbus A320 family. In 2012, the company inaugurated the Tarapoto-Iquitos route, with two flights per week, thereby offering the most complete coverage, connectivity and national integration. On domestic routes, its main competitors are Peruvian Airlines, Starperú and Avianca-TACA with market shares of 10.4%, 10.0% and 13.3%, respectively, measured in passengers transported as of April 30, 2013.

In terms of its infrastructure, LAN Perú achieved two important milestones in 2012. In April, it inaugurated its new Premium Maintenance base in Lima, with the capacity to provide maintenance services for six Airbus planes of the A320 family or two Boeing 767s in an area of 10,500 m2 plus 3,000 m2 of support offices. In October, it went on to inaugurate the Technical Training Center (CIT) in the Jorge Chávez airport, with simulators of Boeing aircraft and Airbus A320s and latest-generation installations and equipment for the training of Peruvian pilots and crew. This Center, the most modern in Latin America, will enable LAN Perú to optimize the time and resources used in this area.

LAN Ecuador

LAN Ecuador serves five domestic destinations through the Quito-Guayaquil, Quito-Cuenca and Guayaquil-Cuenca routes as well as the Quito-Guayaquil route to the San Cristóbal and Baltra Islands in the Galápagos. In March 2013, it incorporated its sixth domestic destination, with the launch of two flights daily on the Quito-Manta route.

LAN Ecuador has positioned itself as the leading operator in this country’s international market, offering flights to the United States and Europe and achieving a 32% share of the international passenger market.

As of June 2013, the company had a modern fleet of four Airbus A320s for its domestic operations. These aircraft have the largest and most comfortable passenger cabin of their category. The company’s growth in 2012 included an increase in the number of flights on the Quito-Guayaquil and Quito-Cuenca routes.

In 2012, Ecuador’s airline industry was particularly affected by the termination of fuel subsidies. These subsidies, which covered 40% of the cost of fuel purchases, had helped to boost the development of the country’s airline market since operators were able to keep some of their fares unchanged and, even, lower them, thanks to the introduction of innovative models for stimulating demand such as that implemented by LAN Ecuador after the start of its domestic operations in 2009. In order to mitigate the impact of this governmental measure and finance the resulting increase in costs, all the country’s airlines modified their fare structures. LAN Ecuador had to introduce a fuel surcharge, separate from fares, which varies with the international price of oil.

Thanks to its constant efforts to provide the best product to passengers in terms of safety, reliability and service, LAN Ecuador has progressively consolidated a position as an important player in the domestic market. In 2012, it carried 1.2 million passengers and, at the end of the year, had a market share of 25.3%, up by 20.0% compared to the previous year. It is also important to note that the company increased its market share of all the routes it serves by five percentage points and, on the most heavily used Quito-Guayaquil route, by seven percentage points. LAN Ecuador’s passenger traffic on domestic routes increased by 16.9% in 2012 while its capacity increased by 13.3%, giving an average load factor of 78.1%, up by 2.5 percentage points compared to 2011.

On domestic routes, LAN Ecuador’s principal competitors are TAME and Avianca-TACA through its Aerogal subsidiary, with market shares of 45.3% and 27.7%, respectively, as of December 2012.

In the first half of 2013, LAN Ecuador increased capacity on its domestic routes by 34.7% and this represented 0.5% of total capacity in the period.

In a demonstration of its commitment to the country, LAN Ecuador made a number of important investments in 2012. These included the implementation of its facilities at the new Quito International Airport, in which it invested US$4.7 million, and the inauguration of its new offices and passenger contact centers.

LAN Argentina

Since its launch seven years ago, LAN Argentina has positioned itself as one of the country’s most important operators of domestic flights. It currently serves 14 domestic destinations, connecting the capital with the country’s other main cities.

In the case of the international market, LAN Argentina operates regional flights and services to the United States, offering solid coverage through connections with LATAM Airlines Group’s network and code sharing agreements with its associated airlines.

In 2012, LAN Argentina completely reestablished its direct service on the Buenos Aires-San Carlos de Bariloche route after an interruption of nine months following the eruption of Chile’s Puyehue Volcano in June 2011, which particularly affected this destination. In July 2012, it also increased the number of flights on this route to up to five on weekdays and up to nine per day on weekends in order to provide an efficient service for the high winter-holiday demand experienced by this tourist center.

The company was rewarded with the preference of passengers on all the routes it serves and, at the end of 2012, had a 32.0% share of the domestic market. During 2012, it carried 2.3 million passengers, up by 21% compared to the previous year. Consolidated passenger traffic grew by 18.2% while capacity increased by 21.1%, giving an average load factor of 74.0%. On domestic routes, LAN Argentina competes with Aerolíneas Argentinas and Andes Líneas Aéreas, with market shares of 66.5% and 1.5%, respectively.

In the first half of 2013, LAN Argentina increased capacity on its domestic routes by 1.4% and this represented 2.6% of total capacity in the semester.

As of June 2013, the company had a fleet of ten Airbus A320s for its domestic operations. These are considered the most modern, efficient and ecological in the industry for operations of this type.

In a bid to stimulate growth of the domestic airline market through more competitive rates, the company mounted a number of campaigns in association with local banks, offering attractive discounts on the purchase of tickets. In addition, it launched the LANTOURS program throughout the country, including different destinations within the country, and also opened two new commercial offices in Buenos Aires and one in the city of Tucumán.

In 2012, as part of its permanent initiative to enhance its value proposition, LAN Argentina implemented the first stage of the “bus project” to transport passengers between an airport and nearby cities to which there are not flights.

LAN Colombia

In its first year of operations as LAN Colombia, the company carried 3.2 million passengers. Its consolidated passenger traffic grew by 12.5% while its capacity increased by 13.4%, giving an average load factor of 73.3%. The company serves 20 destinations in Colombia and, in terms of national coverage, is the country’s second largest airline, with an 18.1% market share in the 12 months ended June 2013. Its principal competitors are Avianca-TACA and Copa Colombia, with market shares of 58.5% and 10.1%, respectively.

In the case of international operations, LAN Colombia changed its route to the United States from Fort Lauderdale to Miami in January 2012 in order to offer better connections through the associated airline, American Airlines. In March 2013, it also incorporated three new Boeing 767-300s so as to boost its offerings of international services. These wide-body aircraft, configured with LAN’s new in-flight design, will initially be used on its routes to Miami and São Paulo, allowing it to expand its service and improve passengers’ in-flight experience.

LAN Colombia is the result of the acquisition of the local Aires airline (at the end of 2010), whose deteriorated financial situation and low service standards called for a far-reaching restructuring plan to bring it into line with LAN’s safety, punctuality and efficiency standards. This process was achieved in record time and culminated at the end of 2011 with the change of brand.

Among other measures designed to restore profitability, the company began the renewal of its fleet in 2012 in order to gradually take Aires’s Boeing 737-700s and Dashs out of service and replace them principally with Airbus A320s, a process which will take a few years and generate associated costs.

As of June 2013, LAN Colombia was operating its domestic flights with a fleet of 21 aircraft, comprising six Airbus A320s, six Boeing 737-700s and nine Dash 8-200s, having already withdrawn from service the four Dash 8 Q400s which should be returned in 2013 and five Dash 8-200s. All the Boeing 737-700s are also expected to be taken out of service.

In 2012, the company defined a commercial strategy focusing on stimulating demand, replicating the low-cost model successfully implemented by LAN in other domestic markets in the region, with reductions of around 35% in base fares accompanied by better market segmentation. In addition, it implemented a new marketing strategy designed to increase recognition of the LAN brand in Colombia, increased its penetration of the corporate segment by signing contracts with the main companies using air transport within Colombia and launched the LAN Corporate loyalty program.

Other commercial initiatives implemented in 2012 included a redefinition of the commissions paid to travel agencies in order to increase the company’s penetration of the indirect sales channel and the co-branding of LANPASS with the Banco de Bogotá y Occidente in conjunction with the Visa brand.

Finally, in maintenance, LAN Colombia implemented the MXI system in order to standardize its operations in a single corporate system.

In the first half of 2013, LAN Colombia reduced capacity on its domestic routes by 1.5% and this represented 1.5% of total capacity in the semester.

IV. Cargo Operations

As a result of the association of LAN and TAM as from June 2012, the cargo operations of the two companies and their subsidiaries began to develop commercial and operational agreements, drawing on their highly complementary capabilities and networks of routes.

This positioned the cargo companies that form part of LATAM as the largest air cargo operator group in Latin America and, in particular, Brazil. This generated important benefits for clients in terms of access to the broadest network of routes in the region and the world, with 144 destinations in 27 countries, modern infrastructure, increased capacity and a wide range of products and services at both the domestic and international levels.

Within the framework of the association, important efficiency gains have been achieved in the international business. Commercial and operational structures were reorganized either by bringing back in-house offices and functions that TAM had outsourced or negotiating new agreements with suppliers. In addition, through agreements for the purchase of space, the bellies of TAM’s passenger aircraft began to be administered by LAN Cargo and its subsidiaries. This permitted the incorporation of LAN Cargo’s systems, processes and best practices into the group’s new cargo operations. Connectivity in the main cargo hubs was also improved in order to optimize the filling of this new capacity and be able to administer the business as a single large network.

In the domestic Brazilian market, very important synergies were generated through the incorporation of TAM’s extensive network of passenger planes, permitting coverage of a large number of destinations, while the freighters of ABSA, LAN Cargo’s subsidiary in Brazil for the past 15 years, provide great capacity on the routes where demand is heaviest as well as access to the charter business and special businesses such as the routes tendered by the country’s postal service. In all these fields, the group’s operations were boosted by the strong position of the TAM Cargo brand under which all this capacity is marketed.

In 2012, the cargo business was, however, affected by a contraction of markets in response to adverse macroeconomic conditions, principally in the form of the euro zone crisis. Weaker demand was explained mainly by a decrease in imports into Latin America and, especially, Brazil, the region’s largest market, where the economy showed an important deceleration. Competition in Latin America’s cargo markets also increased not only on the part of local operators but also because European and Asian cargo airlines transferred part of their capacity to the region and, in particular, Brazil, exerting downward pressure on rates.

One of the strengths of the cargo business is its presence in the region’s different markets. In 2012, this allowed it to partly offset the weakness of imports into Brazil with the solid performance of exports from other South American countries to the United States and Europe, principally perishable products such as fish, fruit and flowers, which remained strong throughout the year.

Overall, the cargo traffic of LATAM Airlines Group and its subsidiaries was down by 2.4% in 2012 while capacity showed a 0.1% decrease, giving a load factor of 58.7%, down by 1.1 percentage points, in all cases relative to comparable figures for the operations of TAM, LAN and their respective subsidiaries in 2011.

As of June 2013, results continued to reflect complex conditions in Latin America’s cargo markets, due to a decrease in demand for the transport of cargo on routes into the region and, particularly, Brazil, as well as increased competition from regional and international carriers. Cargo revenues were down by 0.7% in the first half of 2013, reflecting a 2.3% decrease in yields as compared to the first half of 2012, which was partly offset by a 1.6% increase in passenger traffic. This decrease also reflects the impact of the 9.0% depreciation of the Brazilian real against the US dollar on cargo revenues in the Brazilian domestic market. In addition, total capacity increased 3.5%, resulting in a decrease in load factor from 58.4% to 57.4%.

The increase in capacity was the result of the incorporation of two new Boeing 777-200 freighters in the second half of 2012 as well as additional cargo capacity in passenger planes which was partly offset by adjustments to the cargo fleet. The slight decrease in cargo demand during the first semester reflected weaker cargo markets and increased competition, which was partly offset by the growth of South America’s export market.

The Company has, however, continued to successfully optimize utilization of the cargo capacity of its passenger planes in order to maximize the synergies related to its passenger/cargo business model.

VI. Loyalty Programs

As of June 2013, LAN and TAM continued to have independent customer loyalty programs although, since June 2012, members of the two programs have been able to accumulate and redeem kilometers and points, respectively, in the combined network of both airlines.

LANPASS is the frequent flyer program created by LAN in 1984 to reward the preference and loyalty of its customers with numerous benefits and privileges through the accumulation of kilometers that can be exchanged for free tickets or a wide range of other products and services. As of June 2013, the program had 7.9 million members across Chile, Argentina, Peru, Ecuador, the United States and Colombia. This last country led the program’s expansion in 2012.

Customers earn LANPASS kilometers every time they fly with LAN, TAM, any of the airlines in the oneworld alliance or others affiliated to the program such as Alaska Airlines and Aeroméxico as well as when shopping with or using the services of a vast network of partner companies around the world.

With people who fly constantly in mind, TAM created its TAM Fidelidade program in 1993 to enhance services for its passengers and reward them. Customers have a single account in which they accumulate points in a wide variety of loyalty programs. These can be redeemed in all TAM’s destinations and those of associated airlines as well as be used to participate in the Multiplus Fidelidade network.

Multiplus is a coalition of loyalty programs created in January 2010 to administer the accumulation and redemption of TAM Fidelidade points. It is a joint stock company that trades on the São Paulo Stock Exchange and in which LATAM Airlines Group is the principal shareholder with a 72.9% stake.

As of June 30, 2013, Multiplus had 11.6 million members and a network of 446 partner companies including hotels, financial institutions, retailers, supermarkets, vehicle rental firms and magazines, among many other segments.

Additional Information

Suppliers

LATAM’s main suppliers are the Airbus and Boeing aircraft manufacturers. Its other suppliers consist mainly of companies related to aircraft accessories, spares and components such as Pratt & Whitney, IAE International Aero Engines AG, Rolls-Royce plc, General Electric Commercial Aviation Services Ltd. (engines), SICMA (seats), Air France and Lufthansa Technik (MRO components), Thales (in-flight entertainment), Goodrich (reversers) and Messier Bugatti and Goodrich (brakes). In addition, the Company has fuel suppliers such as Repsol YPF, Copec, Shell, Terpel, Chevron and Exxon.

Insurance

Taking into account all those areas of its operations that involve a potential risk, LATAM carries insurance that can be divided into three main categories: aviation, hull and liability insurance. This type of insurance covers all the risks inherent to commercial aviation such as aircraft, engines, spare parts and third-party liability for passengers, cargo, baggage, merchandise and airports, etc. This coverage is taken out jointly by LATAM and its subsidiaries and reinsured on the London market. Since 2006, the Company has had an agreement with British Airways, Aer Lingus and other companies for the joint negotiation of the terms of hull and liability insurance, which helps in obtaining lower premiums and better coverage.

General insurance

Insurance of this type provides coverage against all those risks that could affect the Company’s assets, particularly its physical goods and financial assets. These are protected through multi-risk policies (including fire, theft, computer equipment, remittance of securities, window breakage and other all-risk coverage) as well as traditional coverage for motor vehicles, air and sea transport, corporate civil liability, etc. In addition, the Company holds life and accident insurance on behalf of all its personnel including executives, staff in general and flight crews.

Trademarks and patents

The Company and its subsidiaries use a number of trademarks. These are duly registered with the corresponding bodies in the different countries in which they operate or are the origin and/or destination of their operations in order to be able to differentiate and market their products and services in these countries.

3.4.	Risk Factors

We wish to caution investors of the following important factors that could affect our results, causing them to differ materially from those expressed in any projection or representation made by us. Investing in this issuance of LATAM shares involves certain risks that are not inherent to investments in stock of other Chilean companies. Before deciding to invest, the reader should carefully consider all the information contained in this document, including the risk factors.

3.4.1 Risks Relating to the Combination of LAN and TAM

3.4.1.1 LATAM Airlines Group may be unable to fully realize the anticipated benefits of the combination of LAN and TAM

In June 2012, LAN and TAM completed a business combination, which was effected through a series of transactions and corporate restructurings. The combination brought together two large and complex businesses that had previously operated as independent public companies. Significant management attention and resources will be required to integrate certain aspects of the business practices and operations of LAN and TAM. The success of the combination will depend, in part, on the ability of LATAM Airlines Group to realize anticipated revenue synergies, cost savings and growth opportunities by combining the businesses of LAN and TAM. LATAM Airlines Group hopes to generate synergies resulting from the consolidation of capabilities, rationalization of operations and headcount, greater efficiencies from increased scale and market integration, new product and service offerings and organic growth. There is a risk, however, that LATAM Airlines Group may not be able to combine the businesses of LAN and TAM in a manner that permits LATAM Airlines Group to realize these revenue synergies, cost savings and growth opportunities in the time, manner or amounts it expects, or at all. Potential difficulties LATAM Airlines Group may encounter as part of the integration process include, among other things:

•	complexities associated with managing the combined companies;

•	the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of LAN and TAM;

•	potential loss of key employees as a result of implementing the combination;

•	the need to coordinate the existing products and customer bases of LAN and TAM; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers and the other combination transactions, including one-time cash costs to complete and implement the combination that may exceed the one-time cash costs that the companies anticipated.

In addition, LAN and TAM continue to operate under their existing separate airline certificates. It is possible that the integration process could result in:

•	diversion of management’s attention from their normal areas of responsibility to address integration issues; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in its standards, controls, procedures and policies,

each of which could adversely affect each company’s ability to maintain good relationships with its customers, suppliers, employees and other constituencies, or to achieve the anticipated benefits of the proposed combination, and could increase costs or reduce each company’s earnings or otherwise adversely affect the businesses, financial condition, results of operations and/or prospects of the combined companies following the completion of the exchange offer and the mergers.

Actual revenue synergies, cost savings, growth opportunities and efficiency and operational benefits that result from the combination may be lower and may take a longer time to achieve than LATAM currently expects.

The integration of two large companies also presents significant management challenges. In order to achieve the anticipated benefits of the proposed combination, the operations of the two companies are being reorganized and their resources will need to be combined in a timely and flexible manner. There can be no assurance that LATAM will be able to implement these steps as anticipated. If LATAM fails to achieve the planned restructuring effectively within the time frame that is currently contemplated or to the extent that is currently planned, or if for any other reason the expected revenue synergies, cost savings and growth opportunities fail to materialize, the combination may not produce the benefits LATAM anticipates. As of December 2012 the merged company has establish numerous of initiatives in order to integrate both companies and generate the estimated synergies. During the first six months of joint operations LATAM Airlines Group recognized US$72 million in merger synergies, before merger related expenses.

3.4.1.2 LATAM has incurred and will continue to incur significant costs and expenses in connection with the combination and integration of the business operations of LAN and TAM

LATAM has incurred and will continue to incur substantial expenses in connection with the proposed combination and the integration of LAN and TAM. LAN incurred approximately US$15 million in non-recurring expenses in connection with the combination during 2011. In 2012, LATAM incurred US$59.2 million of non-recurring expenses in connection with the business combination and integration of LAN and TAM, principally relating to legal and consulting fees, and travel expenses. This latter figure is in line with the company’s estimate of US$200 million in one - time costs related to the merger to be incurred over the first year after the business combination. Significant costs and expenses were incurred related to the exchange offer, the mergers and the other transactions to effect the combination. These costs and expenses included financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the combination. Any delay in the integration of the business operations of LAN and TAM or factors beyond LATAM’s control could affect the total amount or the timing of the integration and implementation expenses.

If additional unanticipated significant costs are incurred in connection with the combination or integration of these businesses, such costs and expenses could, particularly in the near term, exceed the savings that LATAM expects to achieve from the elimination of duplicative expenses and the realization of economies of scale, other efficiencies and cost savings. Although LATAM expects to achieve savings and economies of scale sufficient to offset these integration and implementation costs over time, this net benefit may not be achieved in the near term or at all.

3.4.1.3 LATAM does not control the voting shares or board of directors of TAM

Following the combination of LAN and TAM:

•	Holdco I owns 100% of the TAM common shares previously outstanding;

•	TEP Chile S.A., a Chilean company that is wholly owned by the TAM Controlling Shareholders (“TEP Chile”),owns approximately 80.58% of the outstanding Holdco I voting shares and LAN owns the remaining outstanding Holdco I voting shares, due to a Brazilian restriction that prohibits non-Brazilians from owning more than 20% of a Brazilian airline;

•	LATAM owns 100% of the outstanding Holdco I non-voting shares, which entitles it to essentially all of the economic rights in respect of the TAM common shares held by Holdco I; and

•	LATAM owns 100% of the TAM preferred shares previously outstanding.

As a result of this ownership structure:

•	TEP Chile, by virtue of its control of the voting shares of Holdco I and the boards of directors of each of Holdco I, TAM and each airline subsidiary of TAM, retain voting and board control of TAM and each airline subsidiary of TAM; and

•	LATAM, by virtue of its ownership of all of the non-voting shares of Holdco I and TAM preferred shares, is entitled to all of the economic rights in TAM.

LATAM and TEP Chile and other parties have entered into shareholders’ agreements that establish agreements and restrictions relating to corporate governance in an attempt to balance LATAM’s interests, as the owner of substantially all of the economic rights in TAM, and the TAM controlling shareholders, as the continuing controlling shareholders of TAM under Brazilian law. These shareholders’ agreements prohibit the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders (5/6 of the total of the shareholders) and/or the board of directors of Holdco I or TAM. However, no assurances can be given that LATAM and the TAM controlling shareholders will be able to reach an agreement with respect to such supermajority voting or board matters in the future and if they do not, the businesses, financial condition, results of operations and prospects of the combined companies could be adversely affected. In addition, pursuant to these shareholder agreements, neither Holdco I, TAM nor TAM’s subsidiaries may take certain actions without the prior approval of a supermajority of the board of directors and/or the shareholders of Holdco I or TAM. As a result of these supermajority requirements, these actions will effectively require the prior approval of both LATAM and TEP Chile (which is wholly owned by the TAM controlling shareholders). Actions requiring supermajority approval by the board of directors of Holdco I or TAM include, among others, entering into acquisitions or business collaborations, amending or approving budgets, business plans, financial statements and accounting policies, incurring indebtedness, encumbering assets, entering into certain agreements, making certain investments, modifying rights or claims, entering into settlements, appointing executives, creating security interests, issuing, redeeming or repurchasing securities and voting on matters as a shareholder of subsidiaries of TAM. Actions requiring supermajority shareholder approval of Holdco I or TAM include, among others, certain changes to the by-laws of Holdco I, TAM or TAM’s subsidiaries or any dissolution/liquidation, corporate reorganization, payment of dividends, issuance of securities, disposal or encumbrance of certain assets, creation of securities interest or entering into guarantees and agreements with related parties.

3.4.1.4 Uncertainties associated with the combination of LAN and TAM may cause a loss of management personnel and other key employees that could adversely affect LATAM’s operations

The success of the proposed combination is dependent, in part, on the experience and industry knowledge of their senior management and other key employees of LAN and TAM and their ability to execute their business plans. In order to be successful, LATAM must be able to retain the senior management and other key employees and their ability to attract highly qualified personnel in the future. Current and prospective employees of LAN and TAM may experience uncertainty about their roles within LATAM following the combination, which may have an adverse effect on LATAM’s ability to retain or attract senior management and other key employees. Competition for highly qualified personnel in the various localities and business segments in which LATAM operates is intense. No assurances can be given that LATAM will be able to retain or attract senior management and other key employees following the merger to the same extent that LAN and TAM had previously been able to do so.

3.4.1.5 The financial results of LATAM are more exposed to foreign currency fluctuations following the combination with TAM.

The financial results of LATAM are more exposed to currency exchange rate fluctuations as a result of the combination with TAM and the resulting increase in the proportion of its assets, liabilities and earnings that are denominated in currencies other than U.S. dollars

LATAM prepares and presents its consolidated financial statements in U.S. dollars, which was the functional and presentation currency of LAN Airlines. The combination of LAN and TAM has significantly increases the proportion of LATAM’s consolidated net assets, revenues and income in non-U.S. dollar currencies, primarily Chilean pesos and Brazilian reais. In particular, the majority of TAM’s revenues are denominated in Brazilian reais, while a significant portion of its operating expenses are denominated in, or linked to, the U.S. dollar or other foreign currencies. The consolidated financial condition and results of operations of LATAM will therefore be more sensitive to movements in exchange rates between the U.S. dollar and other currencies. A depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on the financial condition, results of operations and prospects of LATAM.

3.4.1.6 LATAM’s future results will suffer if it cannot effectively manage its expanded operations following completion of the combination

The size of LATAM’s combined business following the combination of LAN and TAM is significantly larger and more complex than the previous businesses of LAN or TAM individually. LATAM’s future success will depend, in part, on LATAM’s ability to manage this expanded business, which will pose substantial challenges for management, including those related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that LATAM will be successful or that it will realize the expected operating efficiencies, cost savings, revenue synergies and other benefits anticipated from the combination.

3.4.1.7 Following the combination, Fitch Ratings Inc. (“Fitch”) lowered LATAM’s credit rating. This downgrade, or further downgrades, could have a negative effect on LAN’s business

Prior to the combination, TAM had a lower credit rating and was more leveraged than LAN. Following the combination, Fitch Ratings Inc. downgraded LATAM Airlines Group S.A.’s long-term foreign currency issuer default rating from BBB to BB+, which is below investment grade. Later, on May 3, 2013, Fitch downgraded LATAM’s rating again, to BB. The downgrade reflects the operational performance of the Company and the deterioration of its capital structure. The Fitch downgrade and any further downgrades could increase LATAM’s financing costs and affect LATAM’s ability to finance future fleet acquisitions and could adversely affect the financial condition, results of operations and prospects of the combined companies.

In May 2013, Standard and Poor’s gave LATAM Airlines Group a BB with positive outlook credit rating.

3.4.1.8 It may take time to combine the frequent flyer programs of LAN and TAM

LAN and TAM each previously ran their own frequent flyer programs. While LATAM intends to integrate these programs so that passengers can use frequent flyer miles earned with either LAN or

TAM interchangeably, there is no guarantee that this integration will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. Until LATAM effectively combines these programs, passengers may prefer frequent flyer programs offered by other airlines, which may adversely affect our business.

3.4.1.9 TAM will leave Star Alliance and become a member of oneworld® airline alliance. This change could adversely affect LATAM’s business if clients prefer other alliances

LATAM announced on March 5, 2013 that TAM will leave Star Alliance and become a member of oneworld® airline alliance. On October 1, 2013 LATAM ratified oneworld® as the global alliance for its airline members. With this decision, TAM will leave Star Alliance on March 30, 2014 and join oneworld® on March 31, 2014, complying with the requirement imposed on LATAM by the Chilean and Brazilian antitrust authorities in connection with the combination with TAM. The withdrawal from the Star Alliance may impede LATAM from providing customers with exactly the same benefits previously provided by LAN and TAM, such as the same travel destinations, combined reservation system, itinerary flexibility, among others. As a result, passengers may prefer alliances offered by LATAM’s competitors, and consequently decide to fly with them, which may adversely affect LATAM’s business.

3.4.2 Risks Related to our Operations and the Airline Industry

3.4.2.1 Our performance is heavily dependent on economic conditions in the countries in which we do business and negative economic conditions in those countries could have an adverse impact on our business.

Passenger and cargo demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past, our business has been negatively affected by global economic recessionary conditions, weak economic growth in Chile, recession in Argentina and poor economic performance in certain emerging market countries in which we operate. The occurrence of similar events in the future could adversely affect our business. In fact, starting as of late 2008, and during 2009, many of the countries we serve, including Chile, experienced economic slowdowns or recessions, which translated into a substantial weakening of passenger and cargo demand. We plan to continue to expand our operations based in Latin America and our performance will, therefore, continue to depend heavily on economic conditions in the region. Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

•	changes in economic or other governmental policies;

•	weak economic performance, including, but not limited to, low economic growth, low consumption and/or investment rates, and increased inflation rates; or

•	other political or economic developments over which we have no control.

No assurance can be given that capacity reductions or other steps we may take in response to weakened demand will be adequate to offset any future reduction in our cargo and/or air travel demand. Sustained weakened demand may adversely impact our revenues, results of operations or financial condition.

3.4.2.2 Our business is highly regulated and changes in the regulatory environmental in which we operate may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (“passenger revenue management”) (management techniques utilizing passenger demand forecasting and fare mix optimization techniques to maximize profit for an airline) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans, especially in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. Accordingly, regulatory issues could adversely affect our business and results of operations.

Our business, financial condition and results of operations could be adversely affected if we or certain aviation authorities in the countries served by our airlines fail to maintain the required foreign and domestic governmental authorizations. In order to maintain the necessary authorizations issued by the corresponding local authorities of the countries in which we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

3.4.2.3 We depend on strategic alliances or commercial relationships in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminates.

In many of the jurisdictions in which we operate, we have found it in our interest to maintain a number of alliances and other commercial relationships. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships and, in particular, with American Airlines, Iberia, Qantas or oneworld®, Japan Airlines, Korean Airlines, Cathay Pacific, Alaska Airlines deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected. By requirement of the antitrust authorities in Chile, LATAM is required to withdraw from an existing airline alliance, to which LAN or TAM belongs by April 2014. To comply with this requirement on March 2013 LATAM Airlines announced that TAM will leave the Star Alliance to join oneworld® on March 31, 2014.

3.4.2.4 Our business and results of operation may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

Our business depends upon our access to key routes and airports. Our operations could be constrained by any delay or inability to gain access to key routes or airports, including:

•	limitations on our ability to process more passengers;

•	the imposition of flight capacity restrictions;

•	the inability to secure or maintain route rights in local markets or under bilateral agreements; or

•	the inability to maintain our existing slots and obtain additional slots.

We operate numerous international routes, subject to bilateral agreements, and also internal flights within Chile, Peru, Brazil, Argentina, Ecuador, Colombia and other countries, subject to local route and airport access approvals. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations outside of our control.

There can be no assurance that existing bilateral agreements between the countries in which our companies are based and permits from foreign governments will continue. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate in certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain favorable take-off and landing authorizations at certain high-density airports, our business, financial condition and results of operations could be adversely affected. There can be no assurance that we will be able to obtain all requested authorizations and slots in the future because, among other factors, government policies regulating the distribution of the authorizations and slots are subject to change.

3.4.2.5 A failure to successfully implement our growth strategy would harm our business and the market value of the ADSs and our common shares.

Our growth strategy involves increasing the frequency of flights to the markets we currently serve and expanding our service to new markets. In order to carry out this strategy, we must be able to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter or in which we are seeking to expand our operations will provide passenger and cargo traffic that is sufficient to make our operations in those new markets profitable.

The expansion of our business will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas.

3.4.2.6 Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as adverse weather conditions and natural disasters, epidemics, terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, these types of situations could have a prolonged effect on air transportation demand and on certain cost items.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be cancelled or significantly delayed, reducing our revenues. For example, in January 2010, extreme floods affected the city of Cuzco in Peru, causing important human and material damage and severely affecting this tourist destination. This affected our operations, which led us to decrease our capacity in order to improve load factors. We estimated the net impact of decreased passenger operations due to this weather event to have been approximately US$15.0 million. In addition, on February 27, 2010, an earthquake struck Chile causing major damages mainly in the southern regions of the country. This earthquake damaged the terminal building at the Santiago International Airport causing the suspension of LAN’s passenger services to and from Chile until March 1, 2010 and reduced passenger operations until March 28, 2010. We estimated the net impact of decreased passenger operations due to the earthquake to have been approximately US$30 million. In 2011, the Company was also impacted by the presence of volcanic ash on certain routes in Chile and other destinations, which we estimate resulted in US$18 million in losses, in addition to forgone revenue.

Terrorist attacks may also have a severe adverse impact on the airline industry. For example, the terrorist attacks in the United States on September 11, 2001 substantially affected the airline industry, particularly foreign air carriers operating international service to and from the United States. Throughout South America, passenger traffic also decreased substantially, although the decrease was less severe than that in the United States. The airline industry experienced increased costs following the September 11, 2001 terrorist attacks. Airlines have been required to adopt additional security measures and may be required to comply with more rigorous security guidelines in the future.

In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on our revenues and results of operations. Presently, there is a trend towards increases in jet fuel prices because of the increased demand coupled with conflicts during 2011 in Egypt and Libya that affected global fuel supply.

3.4.2.7 A significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports or fish, sea products and produce from Chile and Peru, and exports of fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

3.4.2.8 Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business.

Higher jet fuel prices or a shortage in the supply of fuel could cause a reduction in our scheduled service and could have a materially negative effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for approximately 36.3% of our pro forma operating expenses in 2012. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from a significant increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, some of our hedging methods may also limit our ability to take advantage of any decrease in fuel prices. Although we have implemented measures to pass a portion of incremental fuel costs to our customers, our ability to lessen the impact of any increase using these types of mechanisms may be limited.

3.4.2.9 We rely on maintaining a high daily aircraft utilization rate to increase our revenues, which makes us especially vulnerable to delays.

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate, which measures the number of flight hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

Furthermore, high aircraft utilization rates increase the risk that, if an aircraft falls behind schedule, it could remain behind schedule for up to two days. Such delays could result in a disruption in our operating performance, leading to customer dissatisfaction due to any resulting delays or missed connections.

3.4.2.10 We fly and depend upon Airbus and Boeing aircraft, and our business is at risk if we do not receive timely deliveries of aircraft, if aircraft from these companies becomes unavailable or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of February 28, 2013, we had a fleet of 241 Airbus, 75 Boeing and 14 Dash aircraft. These risks include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance by Chilean or other aviation authorities of other directives restricting or prohibiting the use of Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

•	the adverse public perception of a manufacturer as a result of an accident or other negative publicity; or

•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or from a third-party provider to deliver this aircraft.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business.

3.4.2.11 We have invested in new Boeing 787 “Dreamliner” aircraft, the operation of which has been delayed as a result of actions taken by the Federal Aviation Administration (the “FAA”).

In 2012, LATAM received the first three Boeing 787-8 Dreamliners, and became the first airline in the Americas (and one of the first in the world) to operate this modern and efficient aircraft. The incorporation of the Boeing 787-8 Dreamliners into our fleet is part of our strategic objective to incorporate new, modern and fuel efficient aircraft into our existing fleet.

During January 2013, two incidents occurred with Boeing 787 aircraft operated by Japan Airlines, involving a fire risk to the battery of the aircraft. By recommendation of the FAA, LATAM ceased operations of its three Dreamliner aircraft in January 2013. On April 19, 2013, the FAA approved a solution proposed by Boeing to address the battery problems, and subject to the implementation of this corrective solution and approval from safety regulators, LATAM and other airline groups were able to resume operations with Dreamliner aircraft.

As of May 2013, LATAM has resumed normal operations of the Boeing 787 aircraft. However, new problems could be discovered that adversely affect the operations of the Boeing 787 aircraft and our ability to use this aircraft in our fleet.

3.4.2.12 Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business.

We are exposed to potential catastrophic losses in the event of an aircraft accident, terrorist incident or any other similar event. There can be no assurance that, as a result of an aircraft accident or significant incident:

•	we will not need to increase our insurance coverage;

•	our insurance premiums will not increase significantly;

•	our insurance coverage will fully cover all of our liability; or

•	we will not be forced to bear substantial losses.

Substantial claims resulting from an accident or significant incident in excess of our related insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any aircraft accident, even if fully insured, could cause the negative public perception that our aircraft are less safe or reliable than those operated by other airlines, which could have a material adverse effect on our business, financial condition and results of operations.

Insurance premiums may also increase due to an accident or incident affecting one of our airline affiliates or alliance partners or affecting other airlines.

3.4.2.13 High levels of competition in the airline industry may adversely affect our level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route capacities in an effort to gain greater market share. Competing carriers include investor-owned, government-subsidized and national flag carriers of foreign countries as well as low-cost carriers offering discounted fares. The U.S.-Chile and other open skies agreements may subject us to further competition from international carriers. In addition, the Brazilian Government is considering raising the regulatory limitation on foreign capital investments in the Brazilian airline industry from 20% to 49% of voting capital, which could lower barriers to entry and increase competition in this market.

In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger businesses, as well as sea transportation for our cargo business. Competition could reduce our passenger traffic and cargo demand, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

3.4.2.14 Chile may open its domestic aviation industry to foreign airlines without restrictions, which may change the competitive landscape of the domestic Chilean aviation sector and affect our business and results of operations

Currently, Chilean laws and regulations permit foreign airlines to operate domestic flights in Chile. Nevertheless, the rules currently prevent foreign-based carriers from flying within Chile without setting up a Chilean subsidiary first. There are currently no foreign airlines participating in the Chilean domestic market. However, on January 18, 2012, both the Secretary of Transportation and the Secretary of Economics of Chile announced steps towards unilaterally opening the Chilean domestic skies in the near term. Chilean Domestic Unilateral Open Skies Rule may change the competitive landscape of the Domestic Chilean Aviation Sector, as it will be easier for foreign companies in the future to freely operate in the Chilean territory, which may subject us to further competition. Competition from international carriers in the Chilean market may affect the competitive dynamics of our industry by reducing our passenger traffic and cargo demands, forcing us to reduce our fare levels, which could have a material adverse effect on our revenues and level of operations.

3.4.2.15 A recent proposal by the Brazilian government would result in the reallocation of certain takeoff and landing slots at Brazilian airports; if this proposal is enacted in its current form, it would reduce our access to important airport infrastructure and adversely affect our results of operations.

The Brazilian government has proposed, but has not yet implemented, regulations to reallocate existing takeoff and landing slots at major airports in Brazil from TAM and our competitor, GOL, to smaller airlines and new market entrants, in order to stimulate small airline access to airport infrastructure. These proposed regulations also focus on operational efficiency, and require airlines to meet specified punctuality and frequency benchmarks. We rely on access to takeoff and landing slots at the Guarulhos and Congonhas airports in Sao Paolo, as well as other major airports in Rio de Janeiro and throughout Brazil, to conduct our Brazilian passenger operations. The reallocation of any of our slots to other market participants could adversely affect our operations, particularly at the Congonhas airport where we currently utilize almost half of the existing slots to service our scheduled capacity.

3.4.2.16 Some of our competitors may receive external support which could negatively impact our competitive position.

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance.

3.4.2.17 If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected.

A large portion of our aircraft is subject to long-term operating leases. Our operating leases typically run from three to twelve years from the date of delivery. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate on competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

3.4.2.18 We are incorporating various new technologies and equipment and their phase-in may have a negative impact on our service and operating standards.

In recent years we have decided to incorporate a number of new aircraft, equipment and systems. The decision to incorporate these new elements has been based on their potential to enhance customer satisfaction, increase efficiency and/or streamline processes. However, the phase-in of these elements may temporarily result in lower service and operating standards, which could affect how our customers perceive us and have a negative impact on our results of operations. Specifically, the incorporation of new aircraft models such as the Boeing 787, the Airbus A350 and the Airbus A320 NEOs could be subject to delays due to the development of, or problems with, the new technologies included in these aircraft. We could also face unexpected incidents as a result of these new technologies, which may adversely affect our ability to operate these aircraft models.

3.4.2.19 Our business may be adversely affected if we are unable to meet our significant future financing requirements.

We require significant amounts of financing to meet our aircraft capital requirements and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand operations could be impaired and our business negatively affected.

3.4.2.20 Our business may be adversely affected by our high degree of debt and aircraft lease obligations compared to our equity capital.

We have a high degree of debt and payment obligations under our aircraft operating leases compared to equity capital. In order to finance our debt, we depend in part on our cash flow from operations. In the combination of LAN and TAM, the LATAM Airlines Group assumed debt and payment obligations, including under aircraft lease obligations, of TAM, and as a result we have significantly increased our leverage. We cannot assure you that in the future we will be able to meet our payment obligations. In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on the secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue.

3.4.2.21 Variations in interest rates may have adverse effects on our interest payments, business, financial condition, results of operations and prospects and the trading price of our ADRs and BDRs and preferred shares.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”), as well as the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), with respect to TAM’s loans denominated in reais. Many of our operating and financial leases are denominated in U.S. dollars and bear interest at a floating rate. Following the combination of LAN and TAM, LATAM is more exposed to fluctuations of interest rates, as more than half of TAM’s outstanding debt, principally, its financial leases, as well as its operating leases, bears interest at a floating rate. On a combined basis, 62% of LATAM’s outstanding debt as of December 31, 2012 was effectively at fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fix rate derivative instrument.

Volatility in LIBOR or the TJLP could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our revenues and our results of operations.

In addition, concerns have been expressed that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR rates may have been under-reporting the interbank lending rates applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher interbank lending rates. Some member banks have admitted to under-reporting, and under-reporting may have resulted in LIBOR rates being artificially low. The BBA in June 2008 announced changes to the LIBOR rate-fixing process including tighter scrutiny of rates contributed by member banks into the rate-fixing mechanism and increasing the number of institutions surveyed to set LIBOR rates, and is continuing its consideration of ways to strengthen the oversight of the rate calculation process. Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. Uncertainty as to the nature of any potential changes in, or volatility in the calculation of, LIBOR may adversely affect our interest and lease payments for obligations which bear interest using LIBOR as a reference rate, including our fleet financing arrangements.

3.4.2.22 Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of the airlines’ insurance premium or in significant decreases of insurance coverage, as ocurred after the September 11, 2001 terrorist attacks. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

3.4.2.23 Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business.

Our operations, including our ability to deliver customer service, are dependent on the effective operation of our equipment, including our aircraft, maintenance systems and reservation systems. Our operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure in the markets in which we operate. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our operations and financial results as well as our reputation.

3.4.2.24 Our financial success depends on the availability and performance of key personnel, who are not subject to non-competition restrictions.

Our success depends to a significant extent on the ability of our senior management team and key personnel to operate and manage our business effectively. Our employment agreements with key personnel do not contain any non-competition provisions applicable upon termination. Competition for highly qualified personnel is intense. If we lose any executive officer, senior manager or other key employee and are not able to obtain an adequate replacement, or if we are unable to attract and retain new qualified personnel, our business, financial condition and results of operations could be materially adversely affected.

3.4.2.25 Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

As of December 31, 2012 approximately 20% of LATAM’s employees, including administrative personnel, cabin crews, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines.

3.4.2.26 Collective action by employees could cause operating disruptions and negatively impact our business.

Certain employee groups such as pilots, flight attendants, mechanics and our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt our operations and negatively impact our operating and financial performance, as well as how our customers perceive us.

3.4.2.27 Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.

Labor costs constitute a significant percentage of our total operating expenses (19.7% in 2012 on a pro forma basis) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs above the assumed costs could result in a material reduction in our earnings.

3.4.2.28 We may experience difficulty finding, training and retaining employees.

Our business is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we may, from time to time, face considerable turnover of our employees. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

3.4.2.29 The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and results of operations.

Scheduled air transportation services are considered public utilities in Brazil and are subject to extensive regulation by the Brazilian government. Over recent years, the Brazilian regulatory authorities have taken a more proactive role in monitoring the development of the Brazilian civil aviation market. For example, in an effort to prevent excess supply, the authorities have established rigorous criteria for air transport companies to follow when creating new routes or increasing flight frequencies. Various legislative initiatives have taken place, including the drafting of a bill to amend the Brazilian Aeronautics Code, Law No. 7,565 of December 19, 1986, the establishment of ANAC, the national aviation agency that replaced the Departamento de Aviação Civil, or “DAC,” as the principal regulatory body for Brazilian civil aviation, and the Civil Aviation Secretariat (Secretaria de Aviação Civil), or SAC, created on March 18, 2011 pursuant to Provisory Measure (Medida Provisória) No. 527, or Provisory Measure No. 527.

Operation of air transportation services, as well as airport infrastructure, is an exclusive right of the Brazilian government, which may choose to provide these services directly or through third parties by means of concessions or permits. TAM’s concession to operate public air transportation was obtained on December 9, 1996 and renewed on December 9, 2011, and it is valid until December 9, 2021. We cannot assure you that we will be able to automatically renew TAM’s concession when it expires.

Additionally, our capacity to grow our Brazilian operations is dependent on receiving the necessary authorizations from ANAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or “SRI”). We cannot assure you that we will obtain all necessary authorizations in the future and any failure to do so would require us to re-evaluate our strategies.

The Brazilian civil aviation structure may change significantly in the future and we may not be able to anticipate or evaluate how this change will affect our business and results of operations. We cannot assure you that these or other changes in Brazilian civil aviation regulations will not have an adverse effect on our business or results of operations. Any change that requires us to focus a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance and consequently adversely affect our results of operations.

In addition, our ability to increase prices to offset an increase in our fixed expenses may be adversely affected in the event that the Brazilian civil aviation authorities impose price control restrictions on air transportation services. If we are unable to adequately increase prices to offset increases in fixed expenses, this would adversely affect our results of operations. Changes in the regulations issued by the Brazilian government or the occurrence of any of the above factors may increase our expenses, limit our capacity to expand our routes or adversely affect our business and results of operations.

3.4.2.30 Our operations are subject to local, national and international environmental regulations; costs of compliance with applicable regulations, or the consequences of noncompliance, could adversely affect our results, our business or our reputation.

Our operations are covered by environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to our business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on our reputation.

The European Union (“EU”) has adopted a directive under which the existing emissions trading scheme (the “ETS”) in each EU member state is to be extended to airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from EU member states. The ETS’s application to flights was scheduled to begin in 2012, however, implementation has been delayed by the EU and the EU is not expected to collect allowances from airlines in 2013. Although it is uncertain when and if the ETS will be implemented, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future. Currently, we operate 6 routes to and from Europe, and service additional destinations through our code-share agreements. The cost of compliance with any international emissions program, including the ETS, is difficult to estimate; however, these costs could be significant and could require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states.

3.4.3 Risks Related to Chile, Brazil and Other Emerging Market Countries in which we Operate

3.4.3.1 Developments in Latin American countries and other emerging market countries may adversely affect the Chilean economy, negatively impact our business and results of operations and cause the market price of our common shares and ADSs to decrease.

We conduct a significant portion of our operations in emerging market countries, particularly in Latin America. As a result, economic and political developments in these countries, including future economic crises and political instability, could impact the Chilean economy or the market value of our securities and have a material adverse effect on our business, financial condition and results of operations. Beginning late 2008, and continuing during 2009, many of the countries we serve, including Chile, experienced economic slowdowns or recessions, which resulted in a substantial weakening of demand. Although economic conditions in other emerging market countries may differ significantly from economic conditions in Chile, we cannot assure that events in other countries, particularly other emerging market countries, will not adversely affect the market value of, or market for, our common shares or ADSs.

3.4.3.2 Fluctuations in the value of the Chilean peso, Brazilian real and other currencies in the countries in which we operate may adversely affect our revenues and profitability.

We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Changes in the exchange rate between the Chilean peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. Approximately 97% of our indebtedness at December 31, 2012 is denominated in U.S. dollars, and 46% of our revenues and 58% of our operating expenses in 2012 were denominated in currencies other than the U.S. dollar, mainly the Chilean peso and the Brazilian real. If the value of the peso, or of other currencies in which revenues are denominated, declines against the U.S. dollar, we will need more pesos or other local currency to repay the same amount of U.S. dollars. The Chilean peso has experienced volatility in recent years, including an average nominal appreciation of 4.6% against the U.S. dollar in 2010, an average nominal appreciation of 5.3% against the U.S. dollar in 2011 and an average nominal depreciation of 0.7% against the U.S. dollar in 2012. During the period from January 1 to September 30, 2013, the Chilean peso depreciated 5.4% against the U.S. dollar.

Following the combination of LAN and TAM, our exposure to the Brazilian real has increased, as a significant proportion of TAM’s revenues are denominated in reais. The Brazilian real has also experienced volatility and depreciated frequently over the past decade, including depreciation of 25.5% against the U.S. dollar in 2008, appreciation of 25.5% and 4.3% against the U.S. dollar in 2009 and 2010, respectively, and a depreciation of 12.6% against the U.S. dollar in 2011. In 2012, the Brazilian real depreciated by 16.7%. During the period from January 1 to September 30, 2013, the Brazilian real depreciated 8.4% against the dollar. The exchange rate of the Chilean peso, Brazilian real and other currencies against the U.S. dollar may fluctuate significantly in the future. Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect our business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs.

Exchange controls in Venezuela delay our ability to repatriate cash generated from operations in Venezuela. They also increase our exposure to exchange rate losses due to potential devaluations of the Venezuelan bolivar vis à vis the U.S. dollar during the period of time between the time we are paid in Venezuelan bolivares and the time we are able to repatriate such revenues in U.S. dollars. As of December 31, 2012, the devaluation of the Venezuelan bolivar had a cash impact of US$10.6 million on our results.

3.4.3.3 The Brazilian government has exercised, and may continue to exercise, significant influence over the Brazilian economy, which may have an adverse impact on our business, financial condition and results of operations.

The Brazilian economy has been characterized by the significant involvement of the Brazilian government, which often changes monetary, credit, fiscal and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and implement other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. We have no control over, and cannot predict what measures or policies the Brazilian government may take in the future. Following the combination of LAN and TAM, our operations in Brazil have increased significantly. As a result, our business, financial condition, results of operations and prospects, and the trading price of our common shares and ADSs, may be adversely affected by changes in Brazilian governmental policies relating to Brazilian economic growth, inflation, interest rates, exchange control policies, fiscal policy and changes in tax law, liquidity of domestic capital and lending markets, government control of oil production activities and oil refinement and other general economic factors.

3.4.3.4 We cannot predict what future fiscal, monetary, social security or other policies will be adopted by current or future Brazilian governments, or whether these policies will adversely affect the Brazilian economy. In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of securities issued by Brazilian companies. We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities markets and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries.

3.4.3.5 Our assets include a significant amount of goodwill

The assets of the LATAM Airlines Group included US$ 3,890 million of goodwill as of June 30, 2013, US$ 3,094 million of which results from the merger with TAM. Under IFRS, goodwill is subject to an annual impairment test, and may be required to be tested more frequently if events or circumstances indicate that goodwill is impaired. Any impairment could result in the recognition of a significant charge to earnings in LATAM’s statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

3.4.4 Risks Related to our Common Shares and ADSs

3.4.4.1 Our controlling shareholders may have interests that differ from those of our other shareholders.

We have two groups of major shareholders—the Cueto Group (the “LATAM Controlling Shareholders”) and the Amaro Group (the “TAM Controlling Shareholders”). As of February 28, 2013, the LATAM Controlling Shareholders, in the aggregate, beneficially owned 25.68% of our voting common shares, and the TAM Controlling Shareholders, in the aggregate, beneficially owned 13.56% of our voting common shares. The LATAM Controlling Shareholders are in a position to elect three of the nine members of our board of directors and are in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders agreement with the TAM Controlling Shareholders, pursuant to which these controlling shareholders have agreed to vote together to elect individuals that the TAM Controlling Shareholders nominate to our board of directors.

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our controlling shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to serve in this role, who currently is Mauricio Amaro.

3.4.4.2 Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time that you wish to do so may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

3.4.4.3 Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.

If the Chilean peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary (represented by the custodian bank in Chile) in pesos, converted by the custodian bank into U.S. dollars at the then prevailing exchange rate and distributed by the depositary to the holders of the ADRs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

3.4.4.4 Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares.

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past required, and could again require, foreign investors acquiring securities in the secondary market in Chile to maintain a cash reserve or to pay a fee upon conversion of foreign currency to purchase such securities. Further, future changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.

When we established our ADS facility as part of our initial public offering in 1997, there were foreign exchange controls in Chile. At that time, in order to allow the depositary and investors to be able to enter into foreign exchange transactions to repatriate from Chile amounts they received in connection with the deposited shares of common stock (including dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto), we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the depositary. The Foreign Investment Contract guaranteed ADS investors and the depositary access to the Formal Exchange Market to convert amounts from Chilean pesos into U.S. dollars and to repatriate such amounts.

The Foreign Investment Contract was terminated by public deed of October 17, 2012 issued by Public Notary Patricio Raby Benavente. Since the termination of the Foreign Investment Contract, the ADS holders and the depositary do not have guaranteed access to the Formal Exchange Market. Currently, the ADS mechanism is governed by Chapter XIV of the Compendium on “Regulations applicable to credits, deposits, investments, and contributions of foreign capital.” According to Chapter XIV, the establishment (or maintenance) of the ADS mechanism, and the foreign currency from the related transactions, should be conducted through the Formal Exchange Market.

We cannot guarantee access to the Formal Exchange Market or that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required.

3.4.4.5 Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

The Chilean Corporation Law provides that preemptive rights shall be granted to all shareholders whenever a company issues new shares for cash, giving such holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We will not be able to offer shares to holders of ADSs and shareholders located in the United States pursuant to the preemptive rights granted to shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended, (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available. At the time of any rights offering, we will evaluate the potential costs and liabilities associated with any such registration statement in light of any indirect benefit to us of enabling U.S. holders of ADRs evidencing ADSs and shareholders located in the United States to exercise preemptive rights, as well as any other factors that may be considered appropriate at that time, and we will then make a decision as to whether we will file a registration statement. We cannot assure that we will decide to file a registration statement or that such rights will be available to ADS holders and shareholders located in the United States.

4.	FINANCIAL INFORMATION

LATAM Airlines figures have been expressed in thousands of dollars. The financial background of LATAM is available on the website of the “Superintendencia de Valores y Seguros”.

(a)	Description and analysis:

Consolidated	financial results for the year ending December 31, 2012 (US$’000)

	For the twelve months ended December 31
	2012 (actual)	2011 (actual)	% Change
REVENUES
Passenger	7,966,847	4,008,910	98.7%
Cargo	1,743,525	1,576,530	10.6%
Other	220,156	132,804	65.8%

Total operating revenues	9,930,528	5,718,244	73.7%

TOTAL OPERATING COSTS	-9,636,429	-5,178,519	86.1%

OPERATING RESULT	294,099	539,725	-45.5%

Operating Margin	3.0%	9.4%	-6.5 pp

NET INCOME	-19,078	320,197	-106.0%

Net margin	-0.2%	5.6%	-5.8 pp

EBITDA	1,065,211	944,397	12.8%
EBITDA Margin	10.7%	16.5%	-5.8 pp.

EBITDAR	1,373,997	1,118,594	22.8%
EBITDAR Margin	13.8%	19.6%	-5.7 pp.

LATAM’s results in 2012 principally reflected the impact of the integration of LAN’s and TAM’s businesses which took place in June 2012. LATAM reported a net loss of US$19.1 million in 2012, representing a decrease of 106.0% compared to net income of US$320.2 million in 2011. This figure includes a loss of US$45.2 million due to the consolidation of TAM as from June 22, 2012.

In addition, the Company reported a US$40.6 million increase in tax payments due to the impact of an increase in Chile’s corporate income tax rate from 17% to 20% as part of a tax reform officially published on September 27, 2012. As a result, net margin decreased from 5.6% in 2011 to -0.2% in 2012.

Operating revenues reached US$9,930.5 million in 2012, up by 73.7% as compared to 2011, of which US$3,695.8 million corresponded to the integration with TAM.

Operating expenses increased by 86.1% to US$9,636.4 million, of which US$3,709.0 million corresponded to the integration with TAM.

LATAM’s accounting operating income reached US$249.1 million, down by 45.5% compared to 2011 while operating margin, at 3.0%, represented a decrease of 6.5 points compared to the previous year.

Statement of Financial Position as of December 31, 2012 (US$ ‘000)

	As of Dec 31, 2012	As of Dec 31, 2011
ASSETS

Current Assets
Cash and cash equivalents	650.263	374.407
Other financial assets	636.543	227.803
Other non-financial assets	169.821	32.711
Trade and other accounts receivable	1.417.531	531.355
Accounts receivable from related entities	15.187	838
Inventories	176.818	72.787
Tax assets	210.368	98.789
Total current asstes other than non-currents assetsclassified as held for msale or as held for distribution to	3.276.531	1.338.690
owners
Non-currents asstes classifies as held for sale or as heldfor distribution to owners	47.655	4.661

Total currents assets	3.324.186	1.343.351

Non-currents assets
Other financial assets	74.095	21.833
Other non-financial assets	234.937	15.205
Accounts receivable	50.612	7.419
Inversiones contabilizadas utilizando el método de la partic	3.757	991
Intangible assets other than goodwill	2.382.399	64.923
Goodwill	4.213.160	163.777
Property, plant and equipment	11.807.076	5.927.982
Current tax assets, long term portion	73.050	42.958
Deferred tax assets	163.067	60.148

Total non-current assets	19.002.153	6.305.236

Total assets	22.326.339	7.648.587

LIABILITIES AND EQUITY

Current Liabilitues
Other financial liabilities	2.047.330	582.257
Trade and other accounts payable	1.689.990	645.086
Accounts payable to related entities	274	367
Other provisions	59.574	7.363
Tax liabilities	115.481	29.369
Other non-financial liablities	2.384.918	1.057.637
Total current liabilities	6.297.567	2.322.079

Non-current liabilities
Other financial liabilities	7.698.857	3.109.136
Accounts payable	1.085.601	354.930
Other provisions	1.306.872	22.385
Deffered tax liabilities	579.339	369.625
Employee benefits	38.095	13.132
Other non-financial liabilities	99.323	—
Total non-current liabilities	10.808.087	3.869.208

Total liabilities	17.105.654	6.191.287

Share capital	1.501.018	473.907
Reatined earnings	1.076.136	1.116.798
Treasury Shares	(203)	—
Oher reserves	2.535.100	(145.381)
Parent’s ownership interest	5.112.051	1.445.324
Non-controling interest	108.634	12.048

Total equity	5.220.685	1.457.372

Total liabilities and equity	22.326.339	7.648.659

Financial Results for the Six Months ended June 30, 2013

(a)	Description and analysis:

Consolidated Financial Results for the Six Months ended June 30, 2013 (US$ ‘000)

LATAM Airlines Group’s consolidated financial results for the first half of 2013 are shown below, expressed in thousands of US dollars. For the purpose of comparison, the proforma results for the first half of 2012 are shown.

	For the six months ended June 30
	2013 (actual)	2012 (pro forma)	% Change
REVENUES
Passenger	5,391,507	5,346,917	0.8%
Cargo	946,921	953,851	-0.7%
Other	169,450	111,837	51.5%

Total operating revenues	6,507,878	6,412,605	1.5%

TOTAL OPERATING COSTS	-6,354,317	-6,514,887	-2.5%

OPERATING RESULT	153,561	-102,282	-250.1%

Operating Margin	2.4%	-1.6%	4.0 pp

NET INCOME	-287,085	-404,163	-29.0%

Net margin	-4.4%	-6.3%	1.9 pp

EBITDA	695,398	437,209	59.1%
EBITDA Margin	10.7%	6.8%	3.9 pp.

EBITDAR	894,611	642,784	39.2%
EBITDAR Margin	13.7%	10.0%	3.7 pp.

In the first half of 2013, LATAM Airlines Group reported a net loss of US$287.1 million, down by 29.0% from a net proforma loss of US$404.2 million in the first half of 2012. This included an exchange-rate loss of US$348.2 million due to the average 9.0% depreciation of the Brazilian real against the US dollar as compared to December 2012.

The Company reported a significant improvement in operating income which reached US$153.6 million in the first half of 2013, representing an increase of US$255.8 million from a proforma operating loss of US$102.3 million in the first half of 2012. Operating margin reached 2.4%, up by 4.0 percentage points from a proforma operating margin of -1.6% in the first half of 2012.

In the first half of 2013, LATAM Airlines Group’s consolidated revenues showed an increase of 1.5% compared to the proforma first half of 2012. This was the result of an increase in passenger and other revenues which was partly offset by lower cargo revenues.

Passenger revenues reached US$5,391.5 million in the first half of 2013. This represented an increase of 0.8% compared to proforma figures for the same period in 2012, reflecting 4.0% growth of passenger traffic during the semester which was partly offset by a 3.1% decrease in yields. Since the growth of traffic exceeded the 1.4% increase in capacity, the load factor increased from 77.2% to 79.2%.

Cargo revenues reached US$946.9 million in the first half of 2013, down by 0.7% compared to proforma figures for the same period in 2012. This was the result of a 2.3% decrease in yields that was partly offset by a 1.6% increase in cargo traffic. Capacity increased by 3.5% in the first half of the year due to the incorporation of two Boeing 777 freighters in the second half of 2012 as well as an increase in belly capacity. Load factor decreased by 1.1 percentage points to 57.4%.

Other revenues increased by 51.5% to US$169.5 million in the first half of 2013 as compared to pro forma figures for same period in 2012, due principally to the growth of revenues from the Multiplus loyalty program, income from the rental of aircraft and the sale of ten Airbus A330s and a spare engine in the second quarter of 2013.

Operating expenses reached US$6,354.3 million, down by 2.5% compared to the first half of 2012, while unit costs per ASK-equivalent (including net financial costs) decreased by 5.1%. If expenditure on fuel is excluded, unit costs dropped by 4.5%, demonstrating important efficiency gains. This reduction in costs principally reflected a 3.8% decrease in wages and benefits which, in turn, was due mainly to the average 9.0% depreciation of the Brazilian real against the US dollar in the first half of the year as compared to the same period in 2012 and a 20.4% decrease in commissions paid to travel agencies. In the case of fuel, expenditure was down by 4.0%, reflecting a 4.9% decrease in the average unhedged price of a gallon of oil which was partly offset by a 0.2% increase in consumption.

Statement of Financial Position as of June 30, 2013 (US$ ‘000)

	As of Jun 30, 2013	As of Dec 31, 2012
ASSETS

Current Assets
Cash and cash equivalents	790.929	650.263
Other financial assets	540.311	636.543
Other non-financial assets	229.342	169.821
Trade and other accounts receivable	1.708.613	1.417.531
Accounts receivable from related entities	1.294	15.187
Inventories	207.066	176.818
Tax assets	233.635	210.368
Total current asstes other than non-currents assets classified as held for msale or as held for distribution to owners	3.711.190	3.276.531
Non-currents asstes classifies as held for sale or as held for distribution to owners	10.894	47.655

Total currents assets	3.722.084	3.324.186

Non-currents assets
Other financial assets	79.919	74.095
Other non-financial assets	214.833	234.937
Accounts receivable	86.223	50.612
Inversiones contabilizadas utilizando el método de la partic	7.228	3.757
Intangible assets other than goodwill	2.202.507	2.382.399
Goodwill	3.890.181	4.213.160
Property, plant and equipment	11.219.919	11.807.076
Current tax assets, long term portion	69.384	73.050
Deferred tax assets	234.624	163.067

Total non-current assets	18.004.818	19.002.153

Total assets	21.726.902	22.326.339

LIABILITIES AND EQUITY

Current Liabilitues
Other financial liabilities	2.288.537	2.047.330
Trade and other accounts payable	1.579.466	1.689.990
Accounts payable to related entities	173	274
Other provisions	30.862	59.574
Tax liabilities	107.284	115.481
Other non-financial liablities	2.477.041	2.384.918
Total current liabilities	6.483.363	6.297.567

Non-current liabilities
Other financial liabilities	7.662.477	7.698.857
Accounts payable	1.012.618	1.085.601
Other provisions	1.176.931	1.306.872
Deffered tax liabilities	541.165	579.339
Employee benefits	41.653	38.095
Other non-financial liabilities	86.850	99.323
Total non-current liabilities	10.521.694	10.808.087

Total liabilities	17.005.057	17.105.654

Share capital	1.605.165	1.501.018
Reatined earnings	800.711	1.076.136
Treasury Shares	(178)	(203)
Oher reserves	2.222.417	2.535.100
Parent’s ownership interest	4.628.115	5.112.051
Non-controling interest	93.730	108.634

Total equity	4.721.845	5.220.685

Total liabilities and equity	21.726.902	22.326.339

(b)	Comparative table:

	For the six months ended June 30
	2013	2012 (proforma)	% Change
Sistema
ASKs -equivalent (millions)	106,504	104,198	2.2%
RPKs -equivalent (millions)	75,490	73,091	3.3%
Load factor (based on ASK-equivalent)%	70.9%	70.1%	0.7	pp
Break-even load factor (based on ASK-equivalent)%	72.2%	66.3%	5.9	pp
Yield based on RPK equivalent (US$ cents)	8.4	8.6	-2.6%
Revenue per ASK-equivalent (US$ cents)	6.0	6.0	-1.6%
Cost per ASK-equivalent (US$ cents)	6.2	6.5	-5.1%
Fuel gallons (millions)	638	637	0.2%
Average Trip Length	1.6	1.6	-0.7%
Total Number of Employees	54,118	52,759	2.6%

Pasajeros
ASKs (millions)	65,829	64,905	1.4%
RPKs (millions)	52,152	50,129	4.0%
Passengers transported (thousands)	32,192	30,724	4.8%
Load factor (based on ASKs)%	79.2%	77.2%	2.0	pp
Yield based on RPKs (US$ cents)	10.3	10.7	-3.1%
Revenue per ASK (US$ cents)	8.2	8.2	-0.6%

Carga
ATKs (millions)	3,864	3,733	3.5%
RTKs (millions)	2,217	2,181	1.6%
Tons Transported (thousands)	620	554	11.9%
Load factor (based on ATKs)%	57.4%	58.4%	-1.1	pp
Yield based on RTKs (US$ cents)	42.7	43.7	-2.3%
Revenue per ATK (US$ cents)	24.5	25.6	-4.1%

(c)	Financial ratios:

	Jun 30, 2013	Dec 31, 2013	Jun 30, 2012
LIQUIDITY INDICATORS
Current liquidity (ratio)	0.57	0.53	0.68
Current assets/ current liabilities

Acid test (ratio)	0.12	0.10	0.09

Cash and cash equivalents / current liabilities
LEVERAGE INDICATORS
Leverage (ratio)	3.67	3.35	2.79
Total liabilities / net equity (1)

Total current liabilities / total liabilities (% )	38.13	36.82	36.91

Total non-current liabilities / total liabilities (% )	61.87	63.18	63.09

Interest coverage (ratio) (2)	-1.05	1.45	4.66

ACTIVITY INDICATORS
Total Assets (US$ thousands)	21,726,902	22,326,339	19,642,024
Investments (US$ thousands)	1,196,378	2,166,148	166,224
Divestments (US$ thousands)	239,556	497,843	57,522

PROFITABILITY INDICATORS
Return on equity (ratio)	-0.06	-0.01	0.04
Net income (3) /average net equity(4)

Return on assets (ratio)	-0.01	0.00	0.01
Net income (3) /total average assets(5)

Return on operating assets (ratio)	-0.01	0.00	0.01
Net income (3) /average operating assets(6)

Earnings per share (US$)	-0.59	-0.04	0.26
Net income (3) /number of subscribes and paid-up shares

Dividend return (US$)	0.00	0.01	0.01
(Dividends paid/market price)(8)

(1)	Net equity: parents ownership interest
(2)	(Gains/losses from the operating activities + financial costs - financial income + income/loss tax expense) / (financial costs - financial income)
(3)	Net income: income/loss attributable to owners of the parent
(4)	Average net equity, considering simple average between tha date and same date from previuos year
(5)	Total average assets, considering simple average between tha date and same date from previuos year
(6)	Average operating assets: total assets - accounts receivable from related entities non-current - intangible assets other than goodwill - deferred assets - current accounts of employees. Average considers simple average between tha date and same date from previuos year
(7)	Market price: stock prce in the Santiago Stock Exchange at the end of the period divided by the observed exchange rate in Chilean Central Bank on the next working day to the end of the period.

Note: indicators including financial statements information consider the period from January until the date (January to June 30th or January until December 31st)

5.	OWNERSHIP AND CONTROL

5.1	Controller: Control of the Company is exercised by the Cueto Group, which holds a 25.68% stake through the following investment companies:

NAME	CHILEAN TAX N° (RUT)	N° OF SHARES	PERCENTAGE
COSTA VERDE AERONÁUTICA S.A.	81.062.300-4	77,369,281	16.00%
COSTA VERDE AERONÁUTICA SPA	76.213.859-K	20,000,000	4.14%
INVERSIONES NUEVA COSTA VERDE AERONÁUTICA LTDA.	76.116.741-3	17,614,555	3.64%
INVERSIONES PRIESCA DOS Y CÍA. LTDA.	76.237.354-8	3,162,819	0.65%
INVERSIONES CARAVIA DOS Y CÍA. LTDA.	76.237.329-7	3,149,516	0.65%
INVERSIONES EL FANO DOS Y CÍA. LTDA.	76.237.343-2	2,397,170	0.50%
INVERSIONES LA ESPASA DOS S.A.	76.809.120-K	252,097	0.05%
INVERSIONES PUERTO CLARO DOS LIMITADA	76.809.110-2	233,938	0.05%
INVERSIONES MINERAS DEL CANTÁBRICO S.A.	96.625.340-1	12,181	0.00%
TOTAL GROUP			25.68%

The ultimate controllers of the Cueto Group are the members of the Cueto Plaza family: Messrs. Juan José Cueto Plaza, Ignacio Javier Cueto Plaza and Enrique Miguel Cueto Plaza.

5.2	Majority shareholders: TEP CHILE S.A., whose shareholders are Noemy Almeida Oliveira Amaro, María Claudia Oliveira Amaro, Mauricio Rolim Amaro and João Francisco Amaro.

5.3	Twelve main shareholders:

Name	Chilean Tax N° (RUT)	N° of shares	Percentage
Costa Verde Aeronáutica S.A.	81.062.300-4	74,287,311	15.36%
TEP CHILE S.A.	76.152.798-3	65,554,075	13.56%
JPMorgan Chase Bank, N.A.	40.000.535-4	26,558,310	5.49%
BANCHILE C. de B. S.A.	96.571.220-8	23,880,123	4.94%
Costa Verde Aeronáutica SpA	76.213.859-K	20,000,000	4.14%
Inversiones Nueva Costa Verde Aeronáutica Ltda.	76.116.741-3	17,614,555	3.64%
AXXION S.A.	90.818.000-3	16,994,337	3.51%
Banco de Chile on behalf of non-resident third parties	97.004.000-5	16,992,780	3.51%
Larraín Vial S.A. Corredora de Bolsa	80.537.000-9	15,474,202	3.20%
Banco Itaú on behalf of investors	76.645.030-K	15,008,384	3.10%
Inversiones Andes SpA	99.555.910-2	14,288,695	2.95%
Banco Santander on behalf of foreign investors	97.036.000-K	10,428,822	2.16%

5.4	Total number of shareholders: 1,543.

6.	ADMINISTRATION

6.1	Board of Directors:

	Name	Chilean ID N°
1.	Ramón Eblen Kadis	4.346.062-5
2.	Juan Gerardo Jofré Miranda	5.672.444-3
3.	Juan José Cueto Plaza	6.694.240-6
4.	Jose María Eyzaguirre Baeza	7.011.679-0
5.	Georges Antoine de Bourguignon Arndt	7.269.147-4
6.	Carlos Alberto Heller Solari	8.717.000-4
7.	Mauricio Rolim Amaro	48.143.165-4
8.	María Claudia Amaro	(Non-Chilean)
9.	Francisco Luzón López	(Non-Chilean)

6.2	Directors’ Committee:

	Name	Chilean ID N°
1.	Ramón Eblen Kadis	4.346.062-5
2.	Juan Gerardo Jofré Miranda	5.672.444-3
3.	Georges Antoine de Bourguignon Arndt	7.269.147-4

6.3	Senior management:

Name	Post	Chilean ID N°	Profession	Date appointed
Enrique Miguel Cueto Plaza	CEO, LATAM Airlines Group	6.694.239-2	Economist and business administrator	09/02/1994

Ignacio Javier Cueto Plaza	CEO, LAN Airlines	7.040.324-2	Businessman	01/01/1997

Marco Bologna	CEO, TAM Airlines	Non-Chilean	Engineer	30/04/2010

Armando Valdivieso Montes	General Manager, LAN	8.321.934-3	Economist and business administrator	01/11/1987

Cristián Andrés Ureta Larraín	General Manager for Cargo	9.488.819-0	Engineer	10/10/1988

Claudia Sender	General Manager, TAM	Non-Chilean	Chemical engineer	15/12/2011

Roberto Alejandro Alvo Milosawlewitsch	Senior Vice-President for Corporate Functions, LATAM	8.823.367-0	Civil engineer	12/11/2001

Emilio José del Real Sota	Senior Vice-President for Human Resources, LATAM	9.908.112-0	Psychologist	01/08/2005

Jerome Paul Jacques Cadier	Senior Vice-President for Marketing	Non-Chilean	Engineer	01/03/2013

Andrés Osorio Hermansen	Senior Vice-President for Finance	7.035.559-0	Economist and business administrator	01/08/2013

6.4	Compensation Plans:

The Extraordinary Shareholders’ Meeting of December 21, 2011 agreed to increase the Company’s equity through the issue of 147,355,882 shares including 4,800,000 shares for allocation to the creation and implementation of compensation plans for the Company’s employees and those of its subsidiaries in accordance with Article 24 of Chile’s Corporations Law (the “2011 Compensation Plan”), with the Board of Directors having full powers to create and implement the options program for the subscription and payment of these shares to be carried out in one or several stages. The general characteristics of this 2011 Compensation Plan are as follows:

(a)	Once the employees of the Company and its subsidiaries who will be incorporated in the 2011 Compensation Plan have been selected by the Board of Directors, following recommendation by the Company’s Executive Committee, and the number of options for the acquisition of shares in Company that each will be assigned has been determined, a stock option contract will be signed with each one of them. As of this date, options for a total of 4,382,000 shares have been granted, which is equivalent to 91.29 % of the total number of options in the 2011 Compensation Plan. These options were delivered to 46 employees of the Company and its subsidiaries. None of these options have been accrued yet so none of them have been exercised.

(b)	Until the option’s shares have been subscribed, they will not give the holder of the option economic or political rights and will not be taken into account for the quorum at shareholders’ meetings.

(c)	The options assigned to each employee will accrue in stages on the following three occasions: (1) 30% on December 21, 2014; (2) 30% on December 21, 2015; and (3) 40% on June 21, 2016, subject to the employee remaining with the Company.

(d)	The price to be paid for each share allocated to the 2011 Compensation Plan, if the respective options are exercised, will be (i) the Average Weighted Price, determined under Section 9.3 herein, plus (ii) 5%, calculated, readjusted and payable in the form indicated in (h) below.

(e)	Once the options have accrued in the stages indicated above, the employees may exercise them totally or partially in which case they must subscribe and pay the respective shares at the time of subscribing them in cash or by check, bank check, electronic transfer or any other instrument representing money that is payable on sight. If exercised partially, such exercise may not be for less than 10% of the total options allocated to the employee.

(f)	The period in which the employees must exercise the options, once accrued as indicated in c) above, will expire on December 21, 2016. If the employee has not exercised or waived the options by this date, it will be understood for all purposes that the employee has waived the options and that, as a result, all right, power, promise or offer related to subscription of the Company’s shares has ceased to exist and that the employee has irrevocably renounced all right or power in relation to the shares, freeing the Company from any obligation.

(g)	An employee who resigns from his/her post or whose work contract terminates for any reason other that those set forth in Article 160 of Chile’s Code of Labor Laws will only be able to exercise the options accrued until the date of termination of the work contract, providing that this is within the period established for their exercise.

In addition, an employee who is dismissed for any of the reasons set forth in Article 160 of the Code of Labor Laws will lose the right to exercise the options, whether accrued or not.

In the case of the death of an employee, the heirs or legatees will replace the employee in the rights and obligations acquired and entered into through the stock option contract and the terms indicated above in the present point will not, therefore, apply to them. In this case, all the options granted under the applicable instrument will accrue automatically and must be exercised by the heirs or legatees within 180 calendar days as from the date of the employee’s death. In the case of an employee’s permanent disability, the employee will maintain the rights to the options and to their exercise within the period indicated above for this purpose.

(h)	The price to be paid for these shares, if the respective options are exercised, will be (i) the Average Weighted Price referred to in (d) above, expressed in US dollars, plus (ii) 5%. Beginning on the first date of the subscription period for the 62,000,000 shares financed by the capital increase approved by the Extraordinary Shareholders Meeting of June 11, 2013, as referred to in Section 8.1 herein, which will be offered on a preferred basis among the shareholders of the Company according to applicable law, and until the date of subscription and payment for the shares, said price expressed in US dollars will be readjusted for the variation in the Consumer Price Index (“CPI”), published monthly by the US Department of Labor. Payment of the subscription price will be in Chilean pesos at the observed exchange rate published in the Official Gazette for the same date on which they are subscribed and paid.

(i)	Employees may not assign the options to another person, encumber or transfer them in any way. However, they may waive the options at any time through a certified letter to the Company’s Vice-President for Finance.

(j)	It will be for the Company’s Board of Directors to approve the allocation of options to each individual employee under the 2011 Compensation Plan.

7.	INFORMATION RELATING TO THE SHARES AND THE RIGHTS THEY CONFER

7.1	Capital and shares:

(a)	Subscribed and paid-up capital: US$1,605,164,719.76

(b)	Number of subscribed and paid-up shares: 483,547,819 common shares of the same series, without nominal value.

7.2	Series of shares: The capital is divided into common shares. There are no different share series.

7.3	Relation between shareholders, creditors and other holders of securities: There are no contracts, pacts or agreements that alter the legal and regulatory provisions governing the relation between the rights of shareholders, creditors and other holders of securities issued or to be issued by the Company. The Company has not issued convertible bonds.

7.4	Risk rating:

(a)	Fitch Chile Clasificadora de Riesgo Limitada: First Class Level 2 (cl)

(b)	Feller-Rate Clasificadora de Riesgo Limitada: First Class Level 2.

8.	LEGAL INFORMATION ABOUT THE SHARE OFFERING

8.1	Shareholders’ Meeting: The capital increase was approved by the Extraordinary Shareholders’ Meeting of June 11, 2013 which was recorded in a public deed of the same date issued by Public Notary Eduardo Javier Diez Morello, Thirty-Fourth Public Notary’s Office of Santiago, domiciled at Morandé 243, Santiago.

8.2	Publication and registry of extract: An extract of the said public deed was recorded at Folio 46,205 Nº 30,852, June 17, 2013 of the Santiago Register in the city of Santiago and published in the Diario Oficial (Official Gazette) of June 19, 2013.

9.	CHARACTERISTICS OF THE OFFERING

9.1	Offering:

(a)	Maximum amount of the offering: US$1,000,000,000.

(b)	Total number of shares to be issued through the capital increase: 63,500,000 common shares of which 1,500,000 will be allocated to compensation plans for employees of the Company and its subsidiaries.

(c)	Expected percentage of shares to be issued/total post-placement shares: 11.61%.

(d)	Expected post-placement dispersion percentage: 11.61%.

9.2	Nominal value of shares: Without nominal value.

9.3	Placement price: The 62,000,000 shares (not allocated to compensation plans for employees of the Company and its subsidiaries) will be offered at a price in U.S. dollars equal to (i) the weighted average price of the transactions of the Company on the Santiago Stock Exchange corresponding to the eight trading days prior to the beginning of the subscription period (the “Weighted Average Price”), less (ii) a discount of 7.5%, to create a special incentive for participating in the capital increase. For purposes of calculating the Weighted Average Price, the total traded amount will be calculated in U.S. dollars, according to the observed exchange rate published in the Official Gazette that same day.

In this manner, the price will be the result of applying the following formula:

X	=	(MT1 / TC1) + (MT2 / TC2) + (MT3 / TC3) + (MT4 / TC4) + (MT5 / TC5) + (MT6/ TC6) + (MT7 / TC7) + (MC8 / TC8)	*0.925
ATT

Where:

X = the final subscription price that each shareholder or transferee of share rights must subscribe and pay for each new share of the Company.

MT = the total traded amount (in Chilean pesos) of the shares of the Company on the Santiago Stock Exchange on each respective trading day (where MT1 corresponds to the amount for the first trading day prior to the commencement of the subscription period; MT2 corresponds to the amount for the second trading day prior to the commencement of the subscription period; and so on).

TC = the observed exchange rate published in the Official Gazette for each respective trading day (where TC1 corresponds to the observed exchange rate for the first trading day prior to the commencement of the subscription period; TC2 corresponds to the observed exchange rate for the second trading day prior to the commencement of the subscription period; and so on).

ATT = the total shares of the Company traded on the Santiago Stock Exchange during the eight (8) day trading period immediately prior to the commencement of the subscription period. The subscription price will be paid upon subscription, in U.S. dollars, either in cash, cashier’s check, check, or immediately available electronic transfer of funds; or its equivalent in pesos, legal tender, either in cash, cashier’s check, check, or immediately available electronic transfer of funds available immediately or any other instrument representing money due on demand, using for this purpose the observed exchange rate published in the Official Gazette on the date of the payment.

9.4	Period for placement and form of payment: The period for the issuance, subscription and payment of the shares that will not be allocated to the employee compensation plan is three years as from June 11, 2013 and, in the case of the shares that will be allocated to this plan, five years as from June 11, 2013.

9.5	Use of proceeds: The proceeds of this share offering will be used as follows: (i) approximately 50% to pre-pay short-term financial liabilities of the Company; and (ii) approximately 50% to strengthen the Company’s liquidity position. This use of the proceeds forms part of the Company’s objective of strengthening its financial position, considering the fleet renewal and growth that the Company’s operations will require in the coming years. LATAM Airlines Group’s fleet investment plan currently includes orders for 170 long and short-haul planes between 2013 and 2017 inclusive, calling for an investment of approximately US$11,600 million during this period. The Company expects to finance this fleet plan through borrowing guaranteed by the Export-Import Bank of the United States and European export promotion agencies and through non-guaranteed borrowing from commercial banks as well as through sale and leaseback transactions and cash flow generated by its operations.

9.6	2013 Compensation Plan: The compensation plan will consist of a program of options for the subscription and payment of 1,500,000 shares to be implemented in one or several stages in accordance with points 3) and 4) of Article 24 of Chile’s Corporations Law (the “2013 Compensation Plan”). It will benefit a group of executives of the Company and its subsidiaries in order to increase their commitment by linking individual performance to corporate results, aligning them with the creation of value for the Company and allowing them to participate in its growth as shareholders.

In the case of the shares allocated to the 2013 Compensation Plan, shareholders will not have a right of preferential option in accordance with point 3) of the aforementioned Article 24.

The 2013 Compensation Plan has the following general characteristics:

1)	Once the employees of the Company and its subsidiaries who will be incorporated in the 2013 Compensation Plan have been selected by the Board of Directors, following recommendation by the Company’s Executive Committee, and the number of options for the acquisition of shares in the Company that each will be assigned has been determined, a stock option contract will be signed with each one of them.

2)	Until the option’s shares have been subscribed, they will not give the holder of the option economic or political rights and will not be taken into account for the quorum at shareholders’ meetings.

3)	The options assigned to each employee will accrue in their entirety on November 15, 2017, subject to the employee remaining with the Company.

4)	The price to be paid for each share allocated to the 2013 Compensation Plan, if the respective options are exercised, will be the Weighted Average Price determined according to the procedure described in Section 9.3 above for the placement of the 62,000,000 shares, calculated, readjusted and payable in the form indicated in 8) below.

5)	Once the options have accrued on the date indicated above, employees may exercise them totally or partially in which case they must subscribe and pay the respective options at the moment of subscribing them in cash or by check, bank check, electronic transfer or any other instrument representing money that is payable on sight. If exercised partially, such exercise may not be for less than 10% of the total options allocated to the employee.

6)	The period in which employees must exercise the options, once accrued as indicated in 3) above, will expire on June 11, 2018. If an employee has not exercised or waived the options by this date, it will be understood for all purposes that the employee has waived the options and that, as a result, all right, power, promise or offer related to subscription of the Company’s shares has ceased to exist and that the employee has irrevocably renounced all right or power in relation to the shares, freeing the Company from any obligation.

7)	An employee who resigns from his/her post or whose work contract terminates for any reason other that those set forth in Article 160 of Chile’s Code of Labor Laws will only be able to exercise the options accrued until the date of termination of the work contract, providing that this is within the period established for their exercise.

In addition, an employee who is dismissed for any of the reasons set forth in Article 160 of the Code of Labor Laws will lose the right to exercise the options, whether accrued or not.

In the case of the death of an employee, the heirs or legatees will replace the employee in the rights and obligations acquired and entered into through the stock option contract and the above terms of this paragraph will not, therefore, apply to them. In this case, all the options granted under the applicable instrument will accrue automatically and must be exercised by the heirs or legatees within 180 calendar days as from the date of the employee’s death. In the case of an employee’s permanent disability, the employee will maintain the rights to the options and to their exercise within the periods indicated for this purpose.

8)	The price to be paid for these shares, if the respective options are exercised, will be the Weighted Average Price referred to in (4) above and expressed in US dollars. From the first date of the subscription period, and until the date of subscription and payment for the shares, this price expressed in US dollars will be readjusted for the variation in the Consumer Price Index (“CPI”), published monthly by the US Department of Labor. Payment of the subscription price will be in Chilean pesos at the exchange rate for the Observed Dollar published in the Official Gazette for the same date on which they are subscribed and paid.

9)	Employees may not assign the options to another person, encumber or transfer them in any way. However, they may waive the options at any time through a certified letter to the Company’s Vice-President for Finance.

10)	It will be for the Company’s Board of Directors to approve the allocation of options to each individual employee under the Compensation Plan.

In accordance with the above, the Board will subsequently define the employees of the Company and its subsidiaries who will participate in this 2013 Compensation Plan. The definitive selection of these employees must consider criteria that, as well as others that the Board may determine at the corresponding time, include length of service, post, importance in the generation of earnings, the responsibilities assigned to the post, the value of the assets managed, capacity for team work and performance, potential for development and importance in the Company given education and experience. It is noted that the Board has agreed that any executive who is also a member of or participant in the group which controls the Company will not be eligible to participate in the compensation plan.

10.	DESCRIPTION OF THE PLACEMENT

10.1	Number of shares: 63,500,000 common shares of which 1,500,000 will be allocated to 2013 Compensation Plan for employees of the Company and its subsidiaries. The placement of shares in circulation is not currently planned to occur.

10.2	Type of placement: The placement will be carried out through JP Morgan Corredores de Bolsa SpA, IM Trust S.A. Corredores de Bolsa and BTG Pactual Chile S.A. Corredores de Bolsa. There is no relation between the issuer and the underwriter other than that originating in the placement contract.

10.3	Procedure: The placement will take place on a best efforts basis and there is, in other words, no agreement between the Company and the underwriters for the purpose of ensuring the placement’s success.

Rights offering:

The 62,000,000 common shares to be placed (not allocated to the 2013 Compensation Plan for employees of the Company and its subsidiaries) will be offered preferentially during a period of 30 days as from publication of the notice of the rights offering to those shareholders on the Shareholders’ Register as of the fifth working day prior to the date of publication of the notice of the rights offering, pro rata to the shares inscribed in their name at that date. Shareholders may waive or cede their right to subscribe part or all of these shares.

The preferential subscription right is waivable and transferrable within the 30 day subscription period referred to in section (e) above. The transfer of subscription rights must be made through a private deed, signed by the assignor and the assignee before two adult witnesses, or before a broker or public notary, or through a public deed signed by the assignor and the assignee. The assignment shall only be enforceable against the Company and third parties once the Company receives notice of it in the form of the deed of transfer and the corresponding preemptive right certificate, if the latter has been issued by and collected from the Company.

Upon their request, the Company will provide to the shareholders or assignees a preemptive right certificate stating the rights they hold. These will be issued no later than the business day following that on which the Company receives such request and will be available for collection from the Company’s Share Department located at Huérfanos 770, 22nd Floor, Santiago, between 9:00 and 17:00. Any other information regarding the procedure for transfer of the subscription rights may be obtained directly from the Company.

The subscription price will be indicated in the notice of the start of the preferential subscription period which will be published in the La Tercera newspaper.

The 62,000,000 common shares (and not allocated to the 2013 Compensation Plan for employees of the Company and its subsidiaries) must be paid for at the time of subscription for the shares in cash or by check, bank check, electronic transfer or any other instrument representing money that is payable on sight.

The Cueto Group has indicated its intention of subscribing 100% of the shares corresponding to its preferential rights.

Shares corresponding to ADRs and BDRs:

Those holders of “American Depositary Receipts” and/or Brazilian Depositary Shares of LATAM, issued against shares deposited by the Company, should exercise their subscription rights through JPMorgan Chase Bank, N.A., in its role as depositary bank for the American Depositary Shares and ITAU Corretora de Valores S.A., in its role as depositary bank for the Brazilian Depositary Shares of LATAM.

10.4	Date of placement: A timeframe for the placement has not been agreed with the underwriter. In accordance with the Extraordinary Shareholders’ Meeting of June 11, 2013, the maximum period for placing the 62,000,000 common shares to be issued (and not allocated to the 2013 Compensation Plan for employees of the Company and its subsidiaries) expires on June 11, 2016.

10.5	Minimum placement percentage. The Extraordinary Shareholders’ Meeting did not set a minimum percentage of the total number of shares to be placed.

10.6	Procedure for shares not subscribed: The shares that are not subscribed by shareholders exercising their preferential subscription rights, those shares for which the preferential subscription rights have been waived, in whole or in part, and that ultimately have not been subscribed within the subscription period, and those shares corresponding to fractions resulting from the pro rata distribution among shareholders, may be freely offered by the Board of Directors to shareholders and/or to third parties, whether in Chile or overseas, at such time and in such amounts that the Board deems appropriate. The Board has the authority to determine the procedures to be used for this purpose, in the manner established by Chile’s Corporations Law, its Regulations and the rules established by the Superintendency of Securities and Insurance for this purpose. In addition, and unless the Board decides otherwise, the shares for which the preferential subscription right have been waived, in whole or in part, by the shareholders who are entitled to such rights, may be offered by the Board on the terms indicated above as and from the time at which such waiver is communicated to the Company or known by it, without having to wait until the expiration of the statutory 30-day period for the preferential subscription rights. In any case, the transfer of shares to third parties may not be carried out in amounts and on conditions more favorable than those of the preferential rights offering to shareholders, subject to the provisions of the final paragraph of Article 29 of the Corporations Law.

The shares on which the preferential right is totally or partially waived by shareholders with these rights may be offered by the Board of Directors to shareholders and/or third parties in Chile as from the time at which the waiver is communicated to the Company or known by it at such time and in such amounts that the Board deems appropriate and it is empowered to determine the procedures to be used for this purpose.